FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira de Distribuição

Consolidated Financial Statements for the Year Ended

December 31, 2014 with Report of Independent

Registered Public Accounting Firm Deloitte Touche

Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (the “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2014 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with accounting practices adopted in Brazil  and in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, , and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the financial statements

In our opinion, the individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as of December 31, 2014, and its individual and consolidated financial performances and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and IFRSs issued by IASB.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and as supplemental information for IFRSs, that does not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 12, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2014 and 2013

Index

Management’s report	1
Full report of audit committee’s	7
Management statement on the financial statements	13
Management statement on the independent registered Public Accounting Firm on Financial Statements	14

Financial statements

Consolidated Balance Sheet	15
Consolidated Statement of income	17
Consolidated Statement of income and comprehensive income	18
Consolidated Statement of changes in shareholders’ equity	19
Consolidated Statement of cash flows	20
Consolidated Statement of value added	22
Notes to the consolidated financial statements	23
Other information deemed as relevant by the Company	130

MESSAGE FROM THE MANAGEMENT

The year 2014 was one of major achievements for GPA. During this complex period, we made use of many levers that guaranteed the success of our strategy and the achievement of our goals, despite the challenges imposed by Brazil's macroeconomic scenario. Through sustainable and structured actions, we managed to guarantee profitability in all businesses, along with higher sales and market share gains.

This was a year of advances in operating efficiency, in which we improved our control of working capital and optimized capital expenditure, while also adopting greater discipline in the execution of our strategic plan. We posted net income(1) growth of 20.1% to R$2.084 billion. The period was also marked by strong cash generation, which allowed us to close the year with net cash 2.4 times higher than in 2013.

Anchored by our multi-format, multichannel and multi-region model and supported by the exchange of experiences and synergies with the Casino Group, we maintained a solid growth pace and improved our results. The diversity of the business, supported by a solid financial structure, attests to the effectiveness of our strategy, our competitive advantages and our strong focus on the customer.

GPA has over 2,000 points of sale that operate under the most recognized brands in Brazil's retail industry in various different formats. In the food segment, we have Assaí, with its Cash and Carry model, Extra, with 344 supermarkets and hypermarkets, and Pão de Açúcar, with a premium positioning, as well as our food e-commerce operation Pão de Açúcar Delivery. We also have the convenience store format with the Minimercado Extra and Minuto Pão de Açúcar stores, the latter launched in May 2014 to target the "AB" income segment.

In the non-food segment, we maintained our absolute leadership, with Via Varejo operating under the brands Casas Bahia and Pontofrio. In e-commerce, we were very proud to create, jointly with Casino and Via Varejo, Cnova, a company that combines the e-commerce operations in Brazil, France and nine other countries and is one of the largest international players in the segment, with shares listed on the NASDAQ and on the Euronext Paris.

To ensure the fulfillment of our strategic planning, we improved our management processes, adopting methods for the systematic monitoring of goals that includes the respective action plans and implementation of adjustments, if needed. This process is being carried out by GPA's executive team, whose professionals are recognized for vast experience in their respective operating segments.

In line with our strategic advantage as a multi-format company, we accelerated our operations on the multichannel platform by expanding the Click & Collect project, which is available at 100 stores, and also invested in organic growth by opening 212 new stores, 84 more than in the previous year. Through these initiatives, we reinforce our commitment to organic growth over the coming years in all our models, while strengthening our presence in current markets and expanding our operations in new markets.

In 2014, this expansion had a significant impact on Multivarejo. We opened 97 new stores in the convenience format, which included Minimercado Extra and Minuto Pão de Açúcar stores, and built a Distribution Center dedicated exclusively to the operation. In the premium supermarket segment, we strengthened our presence and competitive advantages through Pão de Açúcar by offering an innovative assortment and renovating and modernizing the store base, as well as by opening new units and converting existing units, adding a total of 17 new stores to the chain. In delivery, the e-commerce food segment in which Pão de Açúcar was a pioneer, we posted growth of over 20% in the year.

In the Extra banner, we launched a series of new measures to drive sales at hypermarkets, including operational improvements at stores, adjustments to assortments, better communication and continuous reinforcement of the price competitiveness strategy. These measures supported better customer traffic trends at stores and a recovery in market share. Within the one-stop shop concept and as a way to offer a complete shopping solution for our customers, we expanded the area of the commercial centers located inside our stores, adding 35,000 square meters in GLA under the management of GPA Malls, and including new services.

At Assaí, we continued to expand, opening nine new stores, which included the expansion of our operations in the Northeast, while reinforcing the strategy to grow the Cash and Carry operation. The chain's footprint currently covers 13 Brazilian states. This expansion has been making an important contribution to driving sales at Assaí, which registered net sales growth of 32.7% in the year.

At Via Varejo, the year was marked by important profitability gains, with EBITDA(1) margin expanding 220 bps to 10.4% significantly above retail industry benchmarks. During the year, the company focused on its expansion plan by opening 88 new stores and launching pioneering initiatives, such as opening of 20 new Mobile stores under the Casas Bahia and Pontofrio brands and expanding in the furniture segment by opening units focused on selling customized furniture, a segment in frank expansion.

One of the year's major achievements was the launch of Cnova, the product of the consolidation of Nova Pontocom and Cdiscount, present in France and another ten other countries, with the new company carrying out its IPO on the NASDAQ and Euronext Paris. In the year, the new company posted strong growth in gross merchandize volume of 28.6% as well as strong cash generation.

With sustainability as a strategic pillar, GPA also invested in dialogue and in creating value for its stakeholders. We made progress on our sustainable management platform by defining our social and environment principles based on five agents of change: valuing our people, conscientious consumerism and supply, transforming the value chain, environmental impact management and social engagement.

GPA is the largest private employer in the retail industry and one of Brazil's largest, with 160,000 employees firmly committed to meeting the Group's targets. This commitment is confirmed by the very positive results achieved in 2014, such as the 200 bps reduction in employee turnover, which reinforces GPA's position as one of the companies with the highest retention rates in the industry, as well as the 800 bps improvement in employee engagement. We also made progress on diversity and on our goal of promoting a workplace that represents the universe of society and our customers. In 2014, we developed special projects for hiring professionals with disabilities and created the career advancement program for women in leadership positions, which were important initiatives on this front.

Our workforce, combined with the value of our brands, operations in various business formats and, most importantly, the firm commitment to our stakeholders, reinforces our role as an agent of change in the value chain that works to mitigate negative impacts on the environment and expand its commitment to society in order to assure its sustainable growth.

Lastly, it is important to highlight the support provided by the Board of Directors, which in turn was supported by the committees and the company's commitment to continuous advances in governance processes. It is this principle that guides us to deliver results in each period, but that also ensures our continuous growth in the long run and establishes GPA as a company poised for further growth.

(1)  Adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses

OPERATING AND FINANCIAL PERFORMANCE

We present on the following pages our comments regarding the operating and financial performance of Grupo Pão de Açúcar (GPA) in 2014. The comments refer to the consolidated results of the Group or, where specifically stated, the operating units. GPA maintains a multi-business and multichannel platform formed by brick and mortar stores and e-commerce operations, divided as follows: GPA Food, formed by supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra Hiper), convenience stores (Minimercado Extra and Minuto Pão de Açúcar), Cash & Carry (Assaí), delivery (Pão de Açúcar and Extra), GPA Malls (Conviva and commercial centers), fuel stations and drugstores; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; and Cnova, the e-commerce segment, which is formed by the operations of Cnova Brasil and Cdiscount in France, including their international websites.

NET OPERATING REVENUE

Net sales grew 13.3% to R$65,525 million, with the highlight the strong organic growth in the period, with 212 new stores opened, with 124 launched by GPA Food and 88 by Via Varejo. With this volume of openings, GPA registered 84 more new stores than in 2013.

GROSS PROFIT

Gross profit grew 12.2%, from R$15,104 million to R$16,945 million. Gross margin stood at 25.9% in 2014, down 20 basis points from 2013, impacted primarily by the higher revenue contributions by Assaí and Cnova.

OPERATING EXPENSES

Operating expenses before depreciation and amortization increased by 6.6%, from R$11,368 million in 2013 to R$12,121 million in 2014. The ratio of operating expenses to net sales decreased from 19.6% in 2013 to 18.5% in 2014, mainly owing to the reduction in corporate expenses, the better control of selling expenses at GPA Food and the operating efficiency gains at Via Varejo.

FINANCIAL PERFORMANCE

The net financial result was an expense of R$1,508 million, increasing 26.3% from 2013, lagging the cumulative increase in the CDI overnight rate in the period (33.9%). The higher cash generation and evolution in working capital, with improvement of 19 days (in days of COGS) in the difference between inventories and trade accounts payable in relation to 2013, had a positive impact on the financial result.

INDEBTEDNESS

Gross debt, comprising loans, borrowings and debentures, stood at R$6.852 billion at the end of December 2014, stable in comparison with the position a year earlier. However, due to the higher cash generation in the period, improvement in working capital and inflow of proceeds from the Cnova IPO, the Company ended 2014 with a net cash position including the debt from the Via Varejo payment book operation of R$1.421 billion, compared to the net debt position including the payment book operations of R$1.104 billion in 2013.

The company held cash reserves of approximately R$11.1 billion, compared to R$8.4 billion at the end of 2013, which attests to its solid capital structure, especially given the economic environment marked by high volatility.

NET INCOME

Consolidated net income amounted to R$1,760 million in 2014, representing growth of 26.0% from 2013. Net margin in the period increased by 30 basis points, from 2.4% in 2013 to 2.7% in 2014, mainly due to the higher profitability of GPA Food and Via Varejo.

CAPITAL EXPENDITURE

In 2014, the Group’s investments came to R$1.896 billion, with the highlight the unprecedented number of openings in a single year, with 212 new stores opened, of which 124 stores were in the Food segment and 88 Via Varejo stores, which represents 84 more stores than in 2013.

The expansion in the Group's sales area, excluding the effect from the closure of Via Varejo stores due to the decision of Brazil’s antitrust agency CADE, reached 5% in 2014.

An important factor in the period was the optimization in expansion and renovation capex compared to 2013, due to the greater discipline in expenditures due to better negotiations and a review of construction methods, among other initiatives.

The Company plans to maintain the same pace of organic growth in the coming years.

BALANCE SHEET

ASSETS

Total current assets on December 31, 2014 amounted to R$24,133 million. The Company's cash on said date was R$11,149 million, compared to R$8,392 million in 2013, explained by the higher cash flow in the period, the improvement in working capital and the proceeds from the Cnova IPO. The stronger cash generation in the period enabled the Company to close 2014 with net cash 2.4 times higher than in the previous year.

Total noncurrent assets amounted to R$21,367 million. Property and equipment, net increased by R$646 million, mainly due to investments in opening new stores (construction and equipment purchases), acquiring land and maintaining existing stores.

LIABILITIES

Total current liabilities on December 31, 2014 amounted to R$23,848 million. Noncurrent liabilities came to R$7,1708 million. Short and long-term loans and borrowings amounted to R$9,728 million, stable compared to 2013.

Total liabilities and equity came to R$45,500 million.

OWNERSHIP STRUCTURE

The subscribed and paid-up capital on December 31, 2014, was represented by 265,283,308 registered shares without par value, consisting of 99,679,851 common shares and 165,603,457 preferred shares.

DECLARED DIVIDENDS

In a meeting held on April 24, 2014, the Board of Directors approved the payment of interim dividends for 2014. The payments of interim dividends for 1Q14, 2Q14 and 3Q14 amounted to R$108 million and were made on May 15, August 13 and November 21, 2014, respectively. The amount corresponded to R$0.127270 per common share and R$0.14 per preferred share.

Management proposed the payment of dividends of R$302 million for the fiscal year ended December 31, 2014. Excluding the prepayments of quarterly interim dividends in 2014, the amount referring to the remaining portion of dividends is R$194.0 million, corresponding to R$0.6890176962 per common share and R$0.7579194658 per preferred share, calculated as shown below. The proposal for payment of dividends for fiscal year 2014 will be submitted to the Annual Shareholders’ Meeting, to be held on April 24, 2015.

Shareholders of record on April 24, 2015 will be entitled to the payment. As of April 27, 2015, the shares will trade ex-dividends. The dividends will be paid by June 23, 2015, within 60 days of the date of the Annual Shareholders’ Meeting.

INDEPENDENT AUDITORS

The individual and consolidated financial statements of GPA were audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). The hiring of independent auditors is based on principles that safeguard the independence of the auditor, which are: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force.

In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil, we hereby declare that for the fiscal year ended December 31, 2014, Deloitte did not provide any services other than those related to the independent audit.

FULL REPORT OF THE AUDIT COMMITTEE – 2014

Introductory remarks

The Audit Committee of Companhia Brasileira de Distribuição (“Company”) is defined in the bylaws as an advisory body directly linked to the Board of Directors, with its creation deliberated in that Board’s meeting of 27 September, 2012 and formally included in the bylaws as approved by the Extraordinary Shareholders’ Meeting of 18 October, 2012.

The Audit Committee members, appointed in the Board of Directors’ Meeting of 16 October, 2013, started effectively to operate in calendar 2014, with its first meeting having taken place in 07 February, 2014. Until then, the Company had a Fiscal Council (as defined in the Brazilian Company law) and that operated until the closing of the financial statements for calendar 2013,  having not being reappointed after that.

The current Committee is composed of a Board member and two more, all independent, appointed for a two-year term and with the possibility of reappointment. They are appointed by Board members, taking into consideration Brazilian legal and regulatory requirements and also best international practices.

Duties and responsibilities

Company’s Management

Management is responsible for defining and implementing processes and procedures aiming to collect data for preparation of the financial statements, observing the requirements of the Brazilian Company law, the accounting practices generally accepted in Brazil besides those issued by the International Accounting Standards Board (IASB), the rulings issued by the Brazilian Securities and Exchange Commission (“Comissão de Valores Mobiliários”) and, as the Company is also listed in the New York Stock Exchange, the requirements by the U.S.Securities and Exchange Commission (SEC) and those of the U. S. Sarbanes-Oxley Act must also be observed and complied with under Management supervision.

Management is also responsible for internal control processes, policies and procedures to ensure safeguard of assets, timely recognition of liabilities and elimination, or reduction to acceptable levels, of risk factors.

In October 2013 the Directory of Risks was created, with the mission to identify and monitor, at the Business Units level, the main risks that may challenge the strategies of the Company in pursuing its business objectives, structuring the process for management of those risks and for mitigating their impact in the operations.

Additionally, such Directory assists management in developing standards, policies, procedures and redesign of processes, besides the control activities to ensure risk mitigation.

Starting in 2014 it was also assigned to this Directory the duty to coordinate and monitor the internal control tests aiming to comply with the requirements of the U.S. Sarbanes-Oxley Act (S-Ox).

Internal Audit

Internal Audit is charged with the duty to assess the quality of the Company’s internal control systems and compliance with policies and procedures set out by Management, including those related to the main accounting records that result in the preparation of financial statements. It performs its task in an ample and independent way, observing, mainly, the coverage of áreas and activities that present the most sensitive risks to operations and to the strategies. There was in the end of 2014 a replacement of the Director of Internal Audit, and the new Director, just recruited, started working in 19 January, 2015.

Independent Auditors

Independent auditors, under the responsibility of Deloitte Touche Tohmatsu since the financial statements of 31 December, 2013, is responsible for examining such financials aiming at issuing a report with their opinion about compliance with the applicable standards. As a result of their work, independent auditors also issue a recommendation report about accounting procedures and internal controls, besides other reports it is also engaged to prepare like those of the quarterly reviews. It is also Deloitte’s responsibility to audit the internal controls as required by U. S. Sarbanes-Oxley Act (S-Ox).

Audit Committee

As determined by paragraph 3 of Article 20 of the Company´s bylaws and by Article 13 of the Internal Ruling of the Audit Committee (available at www.gpabr.com, under “RI”, in “Bylaws, Code of Moral Conduct, Policies and Rulings”) among the main duties of this body are to ensure that quality and integrity of financial statements and Management Report are achieved, as well as compliance with legal and regulatory requirements, performance, Independence and quality of the work of independent and of internal auditors, quality and effectiveness of internal control systems, assessment and monitoring of risks, be informed and analyze related party transactions and preparation of an annual report to be presented together with the financial statements.

The Audit Committee bases its judgements and forms its opinions taking into account information from Management, presentations about information systems, financial statements and internal controls, as well as results of the work of the Director of Risks, Director of Accounting, Director of the Legal Department (Counsel) and of the Internal and the Independent Auditors.

Activities of the Audit Committee in 2014

The Audit Committee met regularly in 16 occasions, in which 80 individual meetings were carried out with senior Management, Internal and Independent Auditors and other members of the Management team of the Company. The Coordinator of the Audit Committee is invited as a permanent observer of the meetings of the Fiscal Council (as defined in the Brazilian Company Law) of Via Varejo S.A., aiming at being currently informed of relevant issues of the financial statements and/or of internal controls that deserve to be taken into consideration when financial data from that investee affect the equity method of accounting and consolidation at the Parent Company CBD. The Coordinator of the Audit Committee meets periodically with the Director of Internal Audit of Group CASINO based in France. The Chairwoman of the Corporate Governance Committe of the Company is a permanent invitee to the Audit Committee meetings, attending them whenever possible. The Audit Committee reported periodically the main subjects under its scope to the Board of Directors in their regular meetings.

Meetings with Management

The Audit Committee met with Management and respective teams to discuss, in this first year of activities, the structures and operations of the areas, their work processes, eventual deficiencies already identified in their controls, mitigating mechanisms in place and improvement plans.

Among the subjects that most called attention of the Committee are:

Contingencies and Provisions – The criteria for classifying the chances of success in administrative and legal cases were analyzed and discussed with Legal Counsel and senior Management in charge of Accounting, Tax, Risks and with the Independent Auditors, with the objective to inform decisions about the accounting recognition of amounts involved, mainly in relation to civil and legal claims.

As regards the monitoring of related balances by Legal Counsel, it was requested an analysis of amounts deposited as guarantees of the cases having in mind the large number of employees of the Company and, in consequence, the also large number of labor claims open against the Company.

The Committee was informed about an Action Plan already under way aiming to adopt more effective and modern systems and processes to monitor legal claims against the Company, under supervision of the Head of Legal Counsel and his team.

Related Party Transactions – In 2014 it was approved by the Board of Directors, as recommended by the Corporate Governance Committee, a policy for Related Party Transactions. Under such policy it was determined that the Audit Committee is required to assess whether the guidance contemplated in said policy was observed in certain transactions of this nature to be brought to the Board of Directors for approval. In several Audit Committee meetings such transactions among related parties were analyzed to ensure the policy had been complied with.

Information Technology and Security – the Audit Committee prioritized the monitoring of progress of the processes and controls involving information technology issues as well as related long and medium term action plans aiming at improvements in Information Security.

Highlighting this last subject, it is worth mentioning that an Information Security Committee was formed, reporting to senior Management; its members are the heads of IT, Risks and Legal Counsel, who meet on a monthly basis to deal with the matters of greater risk and monitor the action plans for improvement and mitigation. Matters discussed in this information security committee are reported on a quarterly basis to the Audit Committee.

In meetings with the head of Information Technology and Security and his team the improvements in processes with IT support were discussed with the objective of optimizing and improving the availability and control of information in the areas of Human Resources, Internal Audit, Accounting and Taxes; updates on this front are also reported quarterly to the Audit Committee.

With this objective in mind, improvements in specific systems are beind developed for each of these áreas, with their respective peculiarities, supported by the IT department.

Human Resources – With senior Management of HR it was discussed the Action Plan already under way that intends to implement a new management and control system of personnel of the entire GPA group, to achieve a better control of all aspects related to history of employment and related documentation of each and all employees, in such a way that such system improves the processes of managing personnel and assists the Legal Counsel in obtaining better documentation support to discuss labor claims and consequently to improve chances of success in courts.

Accounting – With the head of Accounting Department and his team the Audit Committee analyzed and discussed, before issuance, the quarterly results and those for the financial year ended 31 December, 2014, as well as information in the Notes to those financial statements, always with support of the independent auditors.

It is under development a Project to implement a system to consolidate all financial and accounting information of the GPA group, with the objective to enhance the quality and control of the consolidation of such information.

It were also discussed aspects related to manual journal entries, searching to analyze and discuss the controls in force in the quality of the adjusting entries and/or of manual intervention in inherited non-integrated systems up to now. In relation to this subject, levels of review and approvals were adopted based on materiality and nature, as well as suggestions and opportunities to reduce manual intervention in the accounting process routines by means of systems improvements. To monitor this work it was requested the assistance of the independent auditors to test and validate the manual journal entries.

Inventory controls and taxes on purchases, transfers and sales – The Audit Committee was informed about an Action Plan that intends to optimize the management of inventories involving Distribution Centers, Transfers to and Controls at stores, as well as timing and amounts of taxes applicable in each of these steps. The Plan contemplates to achieve significant improvements in issues related to inventory shrinkage and risk of inexistence of products at sales areas in stores, checking of quantities shipped at Distribution Centers and quantities arrived at stores, scheduled physical count of inventories and logistic procedures related to such inventories.

Real Estate management (“GPA Malls”) – the Audit Committee was informed by the Director of Risks of studies in the area of “Malls” aiming to achieve more effectiveness in management and reduction of compliance risks in real estate activities.

Internal and Risks Controls

During 2014 the Audit Committee accompanied and made recommendations about internal controls encompassing:

- Policies and codes of the Company, like the Insurance Policy, Policy for appointing independent auditors and their internal control letter;

- Intensive monitoring, together with the Corporate Governance Committee, of progressive compliance with Brazilian Anti-brybery Act (“Anti Corruption Act number 12.846”), attempting to analyze and discuss all procedures to be set in place and related controls;

- Procedures to fully comply with the requirements of U.S. Sarbanes-Oxley Act;

- The Audit Committee was periodically informed of communication received by the Company from regulatory agencies and governamental entities in what concerns matters within the scope of the Audit Committee.

Independent Auditors

Among the work performed by the independent auditors it should be mentioned that the Audit Committee accompanied and discussed the results of their reports on the financial statements before disclosure to users, contemplating the recomendations and suggestions made by the external auditors.

Another work of the auditors supervised by the Audit Committee was Management of Fraud Risks, where an extensive mapping was carried out in all areas of the Company by interviews with key personnel to identify potential risks and design preventive or mitigation procedures.

Internal Audit

The Audit Committee had an intensive and constant interaction with the Internal Auditors, and among the subjects discussed it is worth mentioning:

- Monthly report of claims and wrongdoing reports (“whistleblowing”) received through the internal communication channel, that come in to the Internal Audit area in a confidential way - without identification of the whistleblower. The flows to investigate the claims and the steps taken when they proved valid, as well as the financial impact of each confimed claim, were discussed.

- Revision of the corporate standards and procedures of the Company’s internal audit department.

- Accompanying the studies and beginning of implementation of an IT-based system for Continuous Auditing of several areas of the Company, like sales, information from electronic checkout points, inventory controls, tax information, accounts receivable and accounts payable, among other. This project was named Continuous Auditing and based in the initial analyses the Audit Committee agreed that large benefits shall stem from improvement in controls and time saving in processing the audited information.

The Audit Committee approved the 2015 work plan developed by the former Internal Audit Director, and such plan is being implemented.

The Audit Committee also approved a revision of the Company’s Internal Audit ruling; subsequent updates of it must be submitted to approval of the Audit Committee.

Recommendations of the Audit Committee

The Audit Committee recommends to Senior Management (Executive Directors):

    - That they rigorously monitor and follow the consolidation, scheduled for 2015, of the Compliance area of the Group, with the formation of an expert team under the responsibility of the Director of Risks, that shall be responsible to assist management in monitoring compliance with legislation, rules, policies, codes and commitments applicable to the Company, ensuring a process for building capacity in all business areas to adhere to the related requirements.

- That they make sure all necessary resources are made available to a complete implementation of the following Action Plans under way and room is open in the ordinary Executive Directors’ meetings for them to be informed of progress and of eventual new obstacles identified, making efforts for shortening scheduled completion dates:

•           In the Legal Counsel Department, aiming to adopt more effective and modern systems and processes to monitor all legal cases involving the Company;

•           In the Information Technology Department, aiming at improvements in processes supported by this area for the purpose of optimizing availability and control of information in the areas of Human Resources, Internal Audit, Accounting and Taxes.

•           In the area of Human Resources, aiming at implementing a new system to manage and control all personnel information of the entire GPA group.

•           In the area of Accounting, aiming at implementing a new system to consolidate all financial information and accounting data of all companies of the GPA Group.

•           Still in the Accounting area, constant high level monitoring of the subject “manual journal entries”, aiming at ensuring that the mitigating controls are effective while systemic solutions – naturally more complex and costly, are not defined and adopted, with emphasis in recommending that such systemic solutions be persistently searched for.

•           In the area of Inventory Controls and related taxes on purchases, transfers and sales, aiming at optimizing the permanent accuracy of physical and accounting control of inventories and of computation of applicable taxes in inventory movements.

•           In the area of “Malls”, the conclusion and implementation of strategies aiming to achieve greater effectiveness in managing real estate assets.

Conclusion

The Audit Committee is of the opinion that the matters highlighted under “Recommendations” above for which Action Plans are stil under way were supported by satisfactory mitigation procedures to minimize the Internal Control risks that might impact the Financial Statements as of 31 December, 2014.

The Audit Committee is of the opinion that all relevant facts that came to its attention from the work described in this Report are adequately disclosed in the Management Report and in the audited Financial Statements as of 31 December 2014 and recommends their approval by the Board of Directors.

São Paulo, February 12, 2015

L. Nelson Carvalho – Coordinator of the Audit Committee and Accounting, Auditing and Financial Expert

Eleazar de Carvalho Filho, Board Member and equally Financial Expert

Pedro Oliva Marcílio de Sousa

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended December 31, 2014, authorizing the conclusion on this date.

São Paulo, February 12, 2015.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended December 31, 2014, issued on this date.

São Paulo, February 12, 2015.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Companhia Brasileira de Distribuição

Consolidated Balance Sheet

December 31, 2014 and 2013

(In millions of reais)

		Parent Company		Consolidated
Assets	Notes	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Current
Cash and cash equivalents	7	2,923	2,851	11,149	8,367
Marketable securities		-	-	-	24
Trade accounts receivable	8	305	312	3,210	2,516
Other accounts receivable	9	75	48	295	227
Inventories	10	2,487	2,166	8,405	6,382
Recoverable taxes	11	105	148	808	908
Assets held for sale		2	4	22	39
Dividends receivable		154	41	26	12
Prepaid Expenses		41	27	130	92
Other receivables		26	25	88	42
Total current assets		6,118	5,622	24,133	18,609

Noncurrent
Trade accounts receivable	8	-	-	105	115
Other accounts receivable	9	82	31	636	630
Inventories	10	-	-	172	172
Recoverable taxes	11	392	351	2,136	1,429
Deferred income and social contribution taxes	21	56	121	491	951
Related parties	12	398	647	313	172
Restricted deposits for legal proceedings	23	420	427	857	815
Prepaid expenses		25	38	37	50
Investments	13	8,391	7,774	401	310
Investment properties		24	-	25	-
Property and equipment	15	6,125	6,075	9,699	9,053
Intangible assets	16	1,195	1,127	6,495	5,701
Total noncurrent assets		17,108	16,591	21,367	19,398
Total assets		23,226	22,213	45,500	38,007

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Balance Sheet

December 31, 2014 and 2013

( In millions of reais)

		Parent company		Consolidated
Liabilities	Notes	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Current
Trade accounts payable	17	3,180	2,632	13,322	8,547
Loans and financing	18	2,895	1,973	6,594	5,172
Payroll and related charges		335	368	864	796
Taxes, contributions payable and taxes payable in installments	20	183	366	867	969
Related parties	12	1,751	2,224	261	33
Dividends payable	26.8	194	151	321	152
Accounts payable related to acquisition of companies	22	-	-	73	69
Financing related to acquisition of real estate		80	36	98	36
Rent payable		52	53	115	112
Deferred revenue	25	4	-	214	115
Pass-through liabilities		8	9	429	226
Other accounts payable		143	210	690	783
Total current liabilities		8,825	8,022	23,848	17,010

Noncurrent
Loans and financing	18	2,631	3,142	3,134	4,323
Deferred income and social contribution taxes	21	-	-	1,133	1,061
Tax payable in installments	20	617	992	617	1,073
Provision for contingencies	23	483	496	1,344	1,147
Accounts payable related to acquisition of companies	22	-	-	57	108
Deferred revenue	25	65	30	834	456
Other accounts payable		25	48	51	117
Total noncurrent liabilities		3,821	4,708	7,170	8,285
Shareholders’ equity
Capital stock	26	6,792	6,764	6,792	6,764
Capital reserves	26	282	233	282	233
Profit reserves	26	3,505	2,486	3,505	2,486
Equity valuation adjustments		1	-	1	-
		10,580	9,483	10,580	9,483
Non-controlling interest		-	-	3,902	3,229
Total shareholders’ equity		10,580	9,483	14,482	12,712

Total liabilities and shareholders’ equity		23,226	22,213	45,500	38,007

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Income

Years ended December 31, 2014 and 2013

(In millions of reais)

	Notes	Parent company		Consolidated
		12.31.2014	12.31.2013 (Reclassified)	12.31.2014	12.31.2013 (Reclassified)

Net sales from goods and/or services	27	22,249	21,670	65,525	57,854
Cost of goods sold and/or services sold	28	(16,015)	(15,802)	(48,580)	(42,750)
Gross profit		6,234	5,868	16,945	15,104
Operating income (expenses)
Selling costs	28	(3,622)	(3,275)	(10,303)	(9,257)
General and administrative	28	(562)	(633)	(1,484)	(1,485)
Depreciation and amortization		(435)	(411)	(821)	(787)
Equity pickup	13	775	655	108	47
Other operating income (expenses), net	29	(354)	(519)	(441)	(673)
		(4,198)	(4,183)	(12,941)	(12,155)
Profit before financial results		2,036	1,685	4,004	2,949

Net financial results	30	(614)	(525)	(1,508)	(1,193)
		1,422	1,160	2,496	1,756
Profit before income and social contribution taxes		1,422	1,160	2,496	1,756

Income and social contribution taxes	21	(152)	(108)	(736)	(360)

Net income for the year		1,270	1,052	1,760	1,396
Attributed to:
Controlling shareholders		1,270	1,052	1,270	1,052
Noncontrolling shareholders		-	-	490	344
				-	-
Earnings per share (weighted average for the year R$)	31	31.12.2014	31.12.2013
Basic
Preferred		4.96661	4.12670
Common		4.51445	3.75201
Diluted
Preferred		4.95197	4.11039
Common		4.51276	3.75092

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014 and 2013

(In millions of reais)

	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Net income for the year	1,270	1,052	1,760	1,396

-Items that may be reclassified subsequently to profit or loss:
Defined benefit pension plan – actuarial gain or loss	(1)	-	(2)	-

-Items that will not be reclassified to profit or loss
Translation adjustment of the year	2	-	6	-

Comprehensive income for the year	1,271	1,052	1,764	1,396

Attributed to:
Controlling shareholders			1,271	1,052
Noncontrolling shareholders			493	344
			1,764	1,396

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Changes in Shareholder’s Equity

Years ended December 31, 2014 and 2013

(In millions of reais)

		Capital reserves			Profit Reserves
Description	Paid- in Capital	Special Goodwill Reserve	Other Reserves	Granted Options	Legal	Expansion	Treasury Shares	Profit Retention	Accumulated Profit/Loss	Equity valuation adjustments	Shareholders’ Equity	Non-controlling Interest	Total
Balance at December 31, 2012	6,710	38	7	183	302	461	(7)	802	-	-	8,496	2,574	11,070

Capital increases											-
Reserve capitalization (note 26.3)	38	(38)	-	-	-	-	-	-	-	-	-	-	-
Subscribed capital	16	-	-	-	-	-	-	-	-	-	16	-	16
Stock options granted (note 26.6)	-	-	-	43	-	-	-	-	-	-	43	-	43
Profit for the year	-	-	-	-	-	-	-	-	1,052	-	1,052	344	1,396
Appropriation of profit to legal reserve (note 26.5)	-	-	-	-	52	-	-	-	(52)	-	-	-	-
Proposed dividends (note 26.8)	-	-	-	-	-	-	-	-	(250)	-	(250)	(186)	(436)
Transfer to profit retention reserve	-	-	-	-	-	-	-	750	(750)	-	-	-	-
Transactions with non-controlling interest (note 26.9)	-	-	-	-	-	-	-	126	-	-	126	497	623
Balance at December 31, 2013	6,764	-	7	226	354	461	(7)	1,678	-	-	9,483	3,229	12,712
											-		-
Capital increase (note 26.1)	28	-	-	-	-	-	-	-	-	-	28	-	28
Transfer to expansion reserve (note 26.5)	-	-	-	-	-	674	-	(674)	-	-	-	-	-
Stock options granted (note 26.6)	-	-	-	37	-	-	-	-	-	-	37	-	37
Stock options granted - subsidiaries (note 26.6)	-	-	-	12	-	-	-	-	-	-	12	17	29
Profit for the year	-	-	-	-	-	-	-	-	1,270	-	1,270	490	1,760
Other comprehensive income:
Cumulated Translation Adjustment	-	-	-	-	-	-	-	-	-	2	2	4	6
Defined benefit pension plan - actuarial losses	-	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,270	1	1,271	493	1,764
Appropriation of profit to legal reserve (note 26.5)	-	-	-	-	63	-	-	-	(63)	-	-	-	-
Proposed dividends (note 26.8)	-	-	-	-	-	-	-	-	(302)	-	(302)	(126)	(428)
Transfer to profit retention reserve	-	-	-	-	-	-	-	905	(905)	-	-	-	-
Transactions with non-controlling interest (note 26.9)	-	-	-	-	-	-	-	(28)	-	-	(28)	24	(4)
Cnova N.V IPO (note 13.1 iv)								132		-	132	279	411
Corporate restructuring (note 13.1 v)								(53)		-	(53)	(14)	(67)
Balance at December 31, 2014	6,792	-	7	275	417	1,135	(7)	1,960	-	1	10,580	3,902	14,482

 The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows

Years ended December 31, 2014 and 2013

(In millions of reais)

	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Net cash provided by operating activities	953	1,865	4,841	4,892

Cash flow provided by operating activities
Profit for the year	1,270	1,052	1,760	1,396
Adjustment to reconcile profit
Deferred income tax	68	65	222	89
Gain (loss) on permanent assets written off	22	(2)	58	45
Depreciation and amortization	477	448	931	865
Financial charges	581	567	1,118	1,000
Present value adjustment	-	2	-	(10)
Equity pickup (note 13)	(775)	(655)	(108)	(47)
Provision for contingencies	109	145	309	249
Provision for disposals and impairment of property and equipment	-	2	-	-
Share-based payment	47	43	47	43
Allowance for doubtful accounts	(3)	3	518	451
Gain (loss) in equity interest	-	-	-	-
Provision for obsolescence, losses and breakage	(2)	4	35	(1)
Other operating expenses	310	289	150	323
Deferred revenue	(15)	-	(32)	(43)
Other operating expenses	-	-	-	-
Pension plan	-	-	-	-
Gain in the fair value investment	-	-	-	(100)
Gain in sale of subsidiaries	-	-	(16)	-
	2,089	1,963	4,992	4,260
Changes in assets and liabilities
Trade accounts receivable	10	151	(922)	(333)
Inventories	(319)	(37)	(1,503)	(582)
Recoverable taxes	3	(88)	(476)	(284)
Other assets	(25)	-	(69)	-
Related parties	(375)	(390)	(253)	(34)
Restricted deposits for legal proceedings	9	(93)	(20)	(186)
Trade accounts payable	548	273	3,556	2,270
Payroll, related charges and taxes payable	(33)	37	72	59
Taxes and social contributions payable	(606)	(197)	(432)	(128)
Payments of contingencies	(163)	-	(257)	0
Deferred revenue	54	-	492	-
Other liabilities	(239)	246	(188)	(126)
Marketable securities	-	-	24	(24)

	(1,136)	(98)	24	632

Net cash provided by operating activities	953	1,865	5,016	4,892

Companhia Brasileira de Distribuição

Consolidated Statements of Cash Flows – Continued

Years ended December 31, 2014 and 2013

(In millions of reais)

	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Cash flow used in investing activities
Acquisition of property and equipment (note 15)	(438)	(709)	(1,379)	(1,656)
Increase in intangible assets (note 16)	(118)	(87)	(518)	(193)
Sales of property and equipment	19	31	59	97
Net cash of subsidiary acquisition and corporate reorganization	3	-	168	1
Net cash received on sale of subsidiary (note 13.1 vii)	-	-	20	-
Subsidiary acquisition	-	(80)	-	(276)
Net cash flow investment activities	(534)	(845)	(1,650)	(2,027)

Cash flow from financing activities
Capital increase	28	16	28	16
Loans obtained and refinancing (note 18.2)	1,661	-	6,780	5,278
Payments (note 18.2)	(1,761)	(1,689)	(7,519)	(7,239)
Interest paid	-	-	-	-
Payments of dividends	(258)	(265)	(258)	(453)
Transactions with non-controlling interest	(8)	-	(8)	-
Sale of interest	-	879	-	814
Subsidiary acquisition	-	-	(67)	-
Cash from shares offering, net from issuance costs	(9)	-	408	-
Net cash flow financing activities	(347)	(1,059)	(636)	(1,584)

Net increase (decrease) in cash and cash equivalents	72	(39)	2,730	1,281

Exchange rate in cash and cash equivalents			52

Cash and cash equivalents at the beginning of the year	2,851	2,890	8,367	7,086
Cash and cash equivalents at the end of the year	2,923	2,851	11,149	8,367
Net increase (decrease) in cash and cash equivalents	72	(39)	2,782	1,281

The accompanying notes are an integral part of these financial statements.

The main non-cash transactions are disclosed in the Notes 1.6,13.1 (iii), 13.1 (v), 13.1 (vi), 15.3, 16.6, 20, 21, 23, 26.9 and 29.

Companhia Brasileira de Distribuição

Consolidated Statements of Value Added

Years ended December 31, 2014 and 2013

(In millions of reais)

	Parent company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Revenue		(Reclassified)		Reclassified
Sales of goods, products and services	24,144	23,605	72,803	64,541
Allowance for/reversal of doubtful accounts	3	(3)	(518)	(451)
Other revenues	39	9	14	206
	24,186	23,611	72,299	64,296
Raw materials acquired from third parties
Cost of products, goods and services sold	(16,569)	(16,642)	(49,959)	(44,162)
Materials, energy, outsourced services and others	(2,196)	(2,034)	(6,120)	(5,759)
	(18,765)	(18,676)	(56,079)	(49,921)

Gross added value	5,421	4,935	16,220	14,375

Retentions
Depreciation and amortization	(477)	(448)	(931)	(865)

Net value added produced by the Company	4,944	4,487	15,289	13,510

Value added received in transfer
Equity pickup	775	655	108	47
Financial revenue	201	244	687	643
Others	-	-	9	-
	976	899	804	690

Total value added to distribute	5,920	5,386	16,093	14,200

Personnel	2,399	2,163	6,440	5,775
Direct compensation	1,633	1,447	4,664	4,140
Interest	84	13	241	152
Benefits	538	572	1,141	1,099
Charges	144	131	394	384
Taxes, fees and contributions	974	951	4,185	3,790
Federal	692	650	2,935	2,141
State	187	207	1,012	1,434
Municipal	95	94	238	215
Value distributed to providers of capital	1,277	1,220	3,708	3,239
Interest	815	769	2,195	1,836
Rentals	462	451	1,513	1,403
Value distributed to shareholders	1,270	1,052	1,760	1,396
Dividends	302	250	302	250
Retained earnings	968	802	968	802
Non-controlling interest in retained earnings	-	-	490	344
Total value added distributed	5,920	5,386	16,093	14,200

The accompanying notes are an integral part of this financial statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or by its subsidiaries (“Group” or “GPA”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount,com” and neighborhood shopping mall brand. Its headquarter is located at São Paulo, SP, Brazil.

The Company’s shares are listed in the Level 1 of Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), under the code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), under the code “CBD”.

The Company is controlled by Wilkes Participações S.A. ("Wilkes") that is controlled by Casino Guichard Perrachon (“Casino”).

1.1.   Casino arbitration

During 2011, Casino filed two arbitration proceedings at the International Arbitration Court of the International Chamber of Commerce against Mr. Abílio dos Santos Diniz and his related parties. On September 6, 2013, Casino group and Mr. Abilio dos Santos Diniz, jointly with their related parties, filed a petition for the conclusion of all arbitration procedures and entered into a Private Instrument of Transaction and Waiver of Rights.

The parties also agreed to conclude any and all disputes against each other and any other third party (related to the parties’ disputes), as well as not to practice any act or file any suit based on rights set forth in any agreements previously entered into between the parties or on the understandings between the parties prior to September 6, 2013.

1.2.   Arbitration request by Morzan

In June, 2012, the Company received a letter from the International Chamber of Commerce -ICC regarding a notification about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda, (“Morzan”), former controlling shareholder of Globex Utilidades S.A. (Pontofrio banner), currently referred to as Via Varejo S.A. (“Via Varejo”).

The Proceedings are associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. at June 8, 2009 (“Agreement”) for acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Via Varejo. The arbitration terms are subject to confidentiality requirements.

Until the present date, there were no developments in this arbitration, thus not causing any impact on this financial statement.The Company will maintain its shareholders and the market informed of any material developments regarding the Proceedings.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

1.3.   Performance Commitment Agreement

The Company, its subsidiary Via Varejo and Casa Bahia Comercial Ltda. (“CB”), jointly “Compromisers”, and the Brazilian Antitrust Agency ("CADE") entered into a Performance Commitment Agreement ("PCA") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCA, Via Varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

In relation to the “PCA”, between October 2013 and January 2014, the subsidiary Via Varejo sold  42 stores, which were already approved by CADE in September and October, 2014. The Company awaits for the attainment of preceding conditions set forth in the Sales and Purchase agreements, which can influence the final sales price of such stores as well as the effective transfer of stores to purchasers. The accounting effects related from the stores sale will be recognized when such conditions are satisfied. There are no other expected adjustments than the already recognized in these financial statements.

For the remaining 32 stores, between May and June of 2014, the Company has terminated its activities with a penalty payment for not selling the stores of R$12 as established in the “PCS”.

The Company understands that met the obligation described in the “PCS” and awaits the formal ruling of CADE.

1.4.   Acquisition of interest in Nova Pontocom

At October 17, 2013, the subsidiary Via Varejo sold 6.20% of Nova Pontocom’s capital stock to the parent company CBD. Via Varejo’s interest changed from 52.10% to 43.90%. The amount paid by the Company was R$80, in cash, generating a net effect of R$73, recorded directly in the Company shareholders´ equity, since it is not a business combination but a transaction involving only shareholders.

On the same date CBD bought 1.95% interest in Nova Pontocom held by noncontrolling shareholders for R$25, being R$7 offsetting balances due by noncontrolling shareholders to CBD and the remaining paid in cash. After the transaction, the Company has been owned of 47.21% of direct interest plus 23.88% indirectly in the Nova Pontocom.

The abovementioned transactions were classified as “capital transaction” and their effects were recorded directly under the parent company shareholders’ equity, in the total amount of (R$73), and under non-controlling interest, in the amount of R$24.

On this same date, a new shareholders’ agreement of Nova Pontocom was signed, which stablished new corporate governance rules.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

1.5.   Merger of subsidiaries

The Extraordinary Shareholders’ Meeting held on December 29, 2014 approved the merger of the wholly-owned subsidiaries Vedra Empreendimento e Participações S/A, ECQD Participações Ltda., APE SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., GPA 5 Empreendimentos e Participações S/A, GPA 4 Empreendimentos e Participações S/A., Monte Tardeli Empreendimentos e Participações S/A, P.A. Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. and Duque Conveniências Ltda. by the Company in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits.

The effects on the parent company’s balance sheet of December 31, 2014, as a result of the above merger of the subsidiaries above are described below. There were no impacts on the consolidated financial statements or in the individual statement of income since the incorporated companies are fully consolidated subsidiaries.

Assets	12.31.2014

Cash and cash equivalents	1
Other accounts receivable	2
Recoverable taxes	1
Total current assets	4

Other accounts receivable	54
Deferred income and social contribution taxes	3
Related parties	38
Investments	12
Intangible	39
Total noncurrent assets	146

Total Assets	150

Liabilities

Related parties	24
Other accounts payable	3
Total current liabilities	27

Other accounts payable	1
Total noncurrent liabilities	1

Total liabilities	28

Net assets	122

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

2.     Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil (Law 6,404/76 and standards issued by Comitê de Pronunciamentos Contábeis (“CPC”) and  approved by Brazilian Securities and Exchange Commission (“CVM”)).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The financial statements were measured in million of Reais (“R$”). The reporting currency of this entity is the Real.

The financial statements for the year ended December 31, 2014 were approved by the Board of Directors on February 12, 2015.

The Company made certain reclassifications in the statements of income and value added statement, for the year ended December 31, 2013, presented for comparative purposes, in order to adapt them to the presentation criteria adopted in the current quarter. The reclassifications performed were:

	Parent Company
Balances at 12.31.2013	Published balance	GPA Malls galeries – cost	GPA Malls galleries revenue	Reclassified balance
Net Sales	21,580	-	90	21,670
Cost of Goods Sold	(15,769)	(33)	-	(15,802)
Gross Profit	5,811	(33)	90	5,868
Operating Expenses/revenues	(4,126)	33	(90)	(4,183)
Selling Costs	(3,218)	33	(90)	(3,275)

	Consolidated
Balances at 12.31.2013	Published balance	GPA Malls Galeries – cost	GPA Malls galleries	Reclassified balance
Net Sales	57,731	-	123	57,854
Cost of Goods Sold	(42,704)	(46)	-	(42,750)
Gross Profit	15,027	(46)	123	15,104
Operating Expenses/revenues	(12,078)	46	(123)	(12,155)
Selling Costs	(9,180)	46	(123)	(9,257)

a)     Income statement: Revenues and costs with commercial galleries rental, which were previously recorded as selling expenses recovery, were reclassified to "sales revenue of goods and/or services" and "cost of goods sold and/or services" respectively due to a participation increase of this activity in the Multivarejo segment and considering the expectations of the "Conviva" ventures new releases ventures and the increase in future operations, better displaying this activity in the Company's financial statements. The Management of the Company believes it is best to proceed with the current classification as to allow comparability and a final classification of revenues and costs.’

b)    Statement of Value Added: According to the amendment mentioned in the section above, the changed rows in the statement of value added refer to the sale of goods R$99 and R$136, other revenues and expenses R$90 and R$123, cost of goods sold and materials, energy, services and others in the amounts of R$33 and R$46 and taxes and contributions of R$9 and R$13, parent company and consolidated, respectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation

3.1.   Interest in subsidiaries and associated companies:

	Investments Interest - %
	12.31.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10	-	10	-
Sé Supermercado Ltda. (“Sé”)	100	-	100	-
Sendas Distribuidora S.A. (“Sendas”)	100	-	100	-
Bellamar Empreend. e Participações Ltda.	100	-	100	-
GPA Malls & & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100	-	100	-
PA Publicidade Ltda. (“PA Publicidade”)	-	-	100	-
Vancouver Empreend. e Participações Ltda.	-	-	100	-
CBD Holland B.V.	100	-	100	-
CBD Panamá Trading Corp.	-	100	-	100
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	68.86	31.14	82.75	17.25
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100	-	100
Vedra Empreend. e Participações S.A.	-	-	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	-	-	99.91	0.09
GPA 2 Empreend. e Participações Ltda.	100	-	99.99	0.01
GPA 4 Empreend. e Participações S.A.	-	-	99.91	0.09
GPA 5 Empreend. e Participações S.A.	-	-	99.91	0.09
GPA 6 Empreend. e Participações Ltda. ( GPA Logística e Transporte Ltda. )	100	-	99.99	0.01
ECQD Participações Ltda.	-	-	100	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	-	-	100	-
Posto Ciara Ltda.	100	-	-	100
Auto Posto Império Ltda.	100	-	-	100
Auto Posto Duque Salim Maluf Ltda.	100	-	-	100
Auto Posto GPA Santo André Ltda.	100	-	-	100
Auto Posto Duque Lapa Ltda.	100	-	-	100
Duque Conveniências Ltda.	-	-	-	100
Nova Pontocom Comércio Eletrônico S.A (“Nova Pontocom”) (*)	47.48	23.90	47.43	23.99
CNova Comércio Eletrônico S/A (Bruxellas Empreend. e Participações S.A.)	-	35.73	99.99	0.01
Cnova N.V	-	35.73	-	-
E-Hub Consult. Particip. e Com. S.A.	-	71.39	-	71.42
CDiscount Group S.A.S. (note 13.1)	-	35.73	-	-
CDiscount Colombia S.A.	-	18.20	-	-
C Distribution Asia Pte. Ltd	-	21.40	-	-
C Distribution (Thaïland) Ltd	-	14.98	-	-
C-Discount Vietnam Co Ltd	-	17.12	-	-
Dutchco - Marneylectro B.V (former Jaipur Financial Markets B.V)	-	71.52	-	-
Luxco – Marneylectro S.A.R.L (former Jaipur Financial Markets S.A.R.L)	2.65	68.87	-	-
Via Varejo S.A.(“Via Varejo”)	43.35	-	43.35	-
Nova Extra Eletro Comercial Ltda. (Átino Comunicação Ltda)	-	-	0.10	43.31
Sabara S.A.	-	43.35	-	43.35
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
Ponto Frio Adm e Importação de Bens Ltda.	-	43.35	-	43.34
PontoCred Negócio de Varejo Ltda.	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“GAS”)	-	43.35	-	43.35
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	43.35
Globex Adm. Consórcio Ltda.	-	43.35	-	43.35
Nova Experiência PontoCom S.A.	-	71.39	-	71.42
Casas Bahia Contact Center Ltda. (“CBCC”)	-	-	-	43.35

(*) Excluding treasury shares

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

3.1.   Interest in subsidiaries and associated companies – Continued

	Investments interest- %
	12.31.2014		12.31.2013
Companies	Company	Direct interest	Company	Direct interest
Associates
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93
Financière MSR S.A.S.U	-	35.66	-	-
E-Trend S.A.S.	-	35.66	-	-
CDiscount International B.V.	-	35.66	-	-
C-Discount Afrique S.A.S.U	-	35.66	-	-

In the individual financial statements, all interests are calculated considering the percentages held by GPA or its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest in a specific line in shareholders’ equity.

3.2.   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination of which subsidiary are controlled by the Company and the proceedings of integral consolidation are in accordance with the principles and concepts established by IFRS 10 (CPC 36- R3)

The financial statements of the subsidiaries are prepared on the same end of the reporting period as those of the Company, using consistent accounting policies, All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

(i)    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares units, Novasoc is included in the consolidated financial statements, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the allocation of its profit or loss does not require to be proportional to the interest held in the company, being attributable 99.98% of interest to the Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

3.2.   Subsidiaries - continued

(ii)   Via Varejo

The Company holds 43.35% of Via Varejo’s total shares and holds 62.3% of Via Varejo’s voting shares, giving the control of this subsidiary”. See Note 14 (a) (ii).

On January 2, 2013 at the Extraordinary Shareholders’ Meeting approved the merger of the subsidiary NCB into its parent company Via Varejo. With this merger, there were no impact on the individual or consolidated financial statements.

(iii)  Sé Supermercados and Sendas

The Company holds, directly or indirectly, 100% of the capital of Sendas, which operates in the retail trade segment, mainly in the State of Rio de Janeiro, additionally, Sé Supermercados operates supermarkets and hypermarkets, mainly in the State of São Paulo.

(iv)  Barcelona and Xantocarpa

Company holds direct or indirectly, 100% of the capital of this entities, that combined hold cash and carry segments operation.

(v)   GPA M&P

The GPA M&P has as objective manage and operate the Company’s real estate activities.

(vi)  Nova Pontocom

On October 17, 2013, the Company obtained direct control over Nova Pontocom, which was previously exercised through the subsidiary Via Varejo, Nova Pontocom is the holding Company of the e-commerce segment that sells products of any type to final customers through the websites: www.extra.com.br, www.pontofrio.com.br, www.casasbahia.com.br, www.barateiro.com.br, www.partiuviagens.com.br and the Cdiscount group company, as described in the note 13.1.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

3.         Basis for consolidation – Continued

3.3.   Associates – BINV and FIC

O The accounting treatments used by the Company for the purposes of calculation purposes of the effects from its affiliates, representing entities in which the Company has significant influence but does not control their activities, follow the CPC 18 R2 determinations (IAS 28), as follows:

•         Initial recognition at cost or fair value, as each case, and its results are accounted for under the equity method.

•         Changes recognized directly in equity of associated companies, the Company recognizes its share of any changes and discloses, as appropriate, in the statement of changes in equity.

•         Any gains or unrealized losses resulting from transactions between the Company and the associates are eliminated to the extent of the interest in the associates.

•         The financial statements of associates are prepared on the same closing date as the Company and when necessary, adjustments made to harmonize the accounting policies of the Company.

The Company’s investments in its associated companies FIC and BINV, both entities that finance sales directly to GPA and Via Varejo customers are resulted from an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo.

The Company has significant influence in operating decisions of FIC through the Board of Directors of this associate.

FIC’s summarized financial statements are as follows:

	FIC - Consolidated
	12.31.2014	12.31.2013

Current assets	3,815	3,522
Noncurrent assets	35	32
Total assets	3,850	3,554

Current liabilities	2,963	2,827
Noncurrent liabilities	15	23
Shareholders	872	704
Total liabilities and equity	3,850	3,554

Income statement:	12.31.2014	12.31.2013
Revenues	1,025	895
Operating income	397	158
Profit (Loss) for the year	220	88

For the purposes of calculating the investment on summarized financial information of FIC , the investee’s equity should be deducted from the special goodwill reserve, which is exclusive right of Itaú Unibanco.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company or its subsidiaries assume contractual rights to receive cash or other financial asset contracts in which they are part. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the company.

Financial liabilities are recognized when the Company or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third-party obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

Financial instruments measured at amortized cost are subsequently measured at initial recognition at the effective interest rate. Interest income and expenses, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of income as financial income and expenses.

The Company, montly,  evaluates the monthly estimated amount of loss by not received financial assets. An estimate of loss is recognized when there is objective evidence that the Company or its subsidiaries will not collect all amounts to receive based on their due dates. For the calculation, the Company considers historical losses, historical statistical data, portfolio aging and the assessment of the likelihood of further deterioration of the portfolio, taking into account macro-economic factors and market. When the collection of accounts receivable is unlikely, both book value and its loss estimate are recognized in the income statement. Subsequent recoveries are recognized when incurred under the caption selling expenses in the income statement for the year.

Note 19 provide detailed information about financial instruments and further details on how it is measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of IAS 39 are classified according the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value, and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries includes cash and cash equivalents, trade accounts receivable, related parties receivables and derivative financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the income statement for the year as financial income or expense, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or expense, when incurred; and

•          Held-to-maturity financial assets: represent financial assets and liabilities that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in profit or loss for the year using the effective interest rate method.

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired; or

•          The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an on lending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company and its subsidiaries have transferred their rights to receive cash flows from an asset or have entered into an on lending agreement, and have neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and their subsidiaries.

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered (and only if) when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.2.   Financial instruments – Continued

(i)      Financial assets – Continued

Impairment of financial assets

Specifically in relation to financial assets held to maturity, the Company, and its subsidiaries, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, if Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company and its subsidiaries classify it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement, Interest revenue is recorded in the financial statements as part of finance income, In the case of loans or investments held to maturity with a variable interest rate, the Company and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement, If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 are classified as loans, borrowings or derivative financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company and its subsidiaries’ financial liabilities include trade accounts payable, loans and financing, debentures, financing related to acquisition of real state and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.1.   Financial instruments – Continued

(ii)            Financial assets – Continued

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to the market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as financial income or expense.

4.3.    Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.3.   Hedge accounting – Continued

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       For fair value hedges relating to items accounted for at amortized cost, the adjustment to the carrying amount is amortized in profit or loss over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk;

•       If the hedge item is derecognized, the unamortized fair value is immediately recognized             in profit or loss; and

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

       Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

4.5.   Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet at their nominal sales amounts less an allowance for doubtful accounts, which is recorded based on historical loss experience and risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivables refers to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM.The EIM amortization is included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

At the end of each reporting period, the Company and its subsidiaries assess if the financial assets or group of financial assets are impaired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.5.   Trade accounts receivable - Continued

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, therefore, written off definitely after 180 days past due.

4.6.   Inventories

       Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in income insofar as the corresponding inventories are sold. Includes purchase volume agreement, logistics and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

4.8.   Present value adjustment of assets and liabilities

       Current monetary assets and liabilities, when relevant, and long-term assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

       Interest rates embedded in revenue, expenses and costs associated with said assets and liabilities are adjusted for appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, against the financial result.

       The present value of the installments sales has a counterparty effect on the accounts receivable and its realization is recorded in net financial income.

       Other accounts in the balance sheet, over which present value adjustment is recorded, the unwinding is made against financial result.

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and it subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.9.   Impairment of non-financial assets - Continued

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any.This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.41%
Data processing equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and fixtures	10.21%
Vehicles	21.52%
Machinery and equipment	9.17%
Decoration	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in profit or loss for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2014 with no significant changes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.11.Capitalization of interest

Interest on loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investments properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if is applicable

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also transferred when there is an intention to sell it and, in this case, it is classified as a non-current asset available for sale. The difference between the net amount obtained from the sale and the book value of the asset is recognized in the statement of income for the period in which the asset is written off.

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their 10-year definite useful lives.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the income statement in the year when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - Continued

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to the related accounting standard.

4.15.Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The company rents equipments and commercial rooms, includind stores and distribution centers, through cancelable and non cancelable lease agreements. The agreements length vary from from 5 to 20 years.

Company and its subsidiaries as lessees

Financial lease agreements, which transfer to the Company and its subsidiaries substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuilding follow the same rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on straight-line basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

Company and its subsidiaries as lessors

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the years in which they are earned.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.16.Provisions

Provisions are recognized when the Company and its subsidiaries have present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company and its subsidiaries’ policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the amounts involved in lawsuits in progress.

4.17.Dividend distribution

       Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

4.18.Deferred Revenue

The Company records deferred revenue related to amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service rendered in the sale of these warranties jointly with the business partners.

4.19.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital reserves.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.20.Share-based payment

       Employees (including senior executives) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

       Each year’s expenses or income represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

Where an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 31).

4.21.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•       denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company ans subsidiaries’ shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company and its subsidiaries have concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage. Specifically in these cases, the Company and its subsidiaries operate as agents, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company and its subsidiaries’ actions as agents in insurance extended warranty, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company and its subsidiaries’ business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset, Interest income is included under financial services, composing the Company's gross profit in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Determination of net income – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred. When the sal eis recorded, the assumptions are based in the volumes of sales and historic of returns in each reporting segment. Revenue is recorded net of returns and calcellations.

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from vendors, changes in inventories and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries’, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main media used by the Group are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

      General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, IT and financial areas.

(v)   Other operating expenses, net

      Other operating income and expenses correspond to the effects of major events occurring during the year that do not meet the definition for the other income statement lines.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Determination of net income – Continued

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sade during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

4.23.Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.23.Taxation – Continued

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

4.24.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date, Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, If this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.24.Business combinations and goodwill - Continued

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment level that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

4.25. Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of CPC 15/ IFRS 3.

4.26.Foreign currency translation

The financial statements are presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•  Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing rate;

•  Income statement and cash flow items are translated into reais using the average rate of the period unless significant variances occurs, when is used the rate of the transaction date

•  Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

         The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Foreign currency transactions (i.e transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.27.Pension plan

       The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan whereby an entity pays fixed contributions to a separate legal entity. The Company and its subsidiaries’ have no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

The defined benefit plan is granted only to employees of GPA subsidiaries headquartered in France, since its employees are eligible to a compensation to be paid in retirement. The French entities obligation is measured using the projected unit credit method based on the agreements effective in each company. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted to the present value. The obligation is evaluated by independent actuaries, at least, annually for the employment termination benefit. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and historical adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All gains and losses arising on defined benefit plans are recognized in equity.

The past service cost related to an increase in the obligation resulting from the introduction of, or changes to, benefit plans, is recognized as an expense on the period.

Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other financial income and expense (interest cost and expected return on plan assets).

Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation, less the fair value of plan assets and unrecognizesd past service cost.

4.28.Customer loyalty programs

       Are used by the Company and its subsidiaries to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company and its subsidiaries grant them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company and its subsidiaries estimate the fair value of the points granted according to the “Programa Mais” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations, the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) in products.

The Company and its subsidiaries recognize the points initially granted and the reversal of points expired under net sales.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.29.Statement of value added

       This statement is intended to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

5.1.   Changes to IFRS and new interpretations of mandatory application starting at the current year

In 2014, GPA applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, entering necessarily effective for accounting periods beginning on or after January 1, 2014. The mainly changes are:

Statement	Description	Impact
Amendments to IFRS 10 / CPC 36 (R3), IFRS 12 / CPC 45 and IAS 27 / CPC 35 (R2) - Investment Entities

The amendments define an investment entity and requires an entity that meets the definition of Investment Bank does not consolidate its subsidiaries, but rather evaluate its subsidiaries at fair value as reflected in the income statement in its consolidated and separate financial statements.

As the Company is not an investment entity (using the criteria defined by IFRS

10 / CPC 36 (R3) from January 2014), the application of adjustments brought no impact on disclosures or in amounts recognized in the individual and consolidated financial statements.

Amendments to IAS 32 / CPC 39 - Presentation of Financial Assets and Liabilities liquids

Adjustments to IAS 32 clarify the requirements related to offsetting financial assets with financial liabilities.

Specifically, the amendment clarifies the meaning of "legally enforceable right to settle net amount" and "realize the asset and settle the liability simultaneously."

The Company assessed whether certain financial assets and financial liabilities are eligible for compensation based on the criteria of changes in the standard and concluded that no impact on the individual and consolidated financial statements.

Amendments to IAS 36 / CPC 01 (R1) - Recoverable Value Disclosure of Non-Financial Assets

The amendments to IAS 36 / CPC 01 (R1) remove the requirement to disclose the recoverable amount of a cash-generating unit to which the goodwill of expected future profitability (goodwill) or other intangible assets with indefinite useful lives was allocated when has been no impairment of an asset or reversal of impairment related to this cash-generating unit.

The application of these changes had no impact on the individual and consolidated financial statements.
Amendments to IAS 39 - Novation Derivatives and Hedge Accounting Continuity	Amendments to IAS 39 / CPC 38 remove the obligation to discontinue hedge accounting when a derivative designated as a hedging instrument is renewed under certain circumstances.

As the Company has no derivative that has undergone a renewal, the implementation of these changes did not have impact on disclosures or in amounts recognized in the individual and consolidated financial statements.

IFRIC 21 - Taxes

IFRIC 21 addresses the time to recognize a liability arising from the tax payment obligation imposed by the government. The interpretation defines taxes and specifies that the triggering event of obligation is the activity that results in tax payment, as defined by the law.

The application of this interpretation did not bring material impact on the disclosures and amounts recognized in the annual financial statements

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

5.2.    Revised standard already issued and adopted in advance

On August 12, 2014, IASB published amendments to IAS27, including the equity method as one of the options for financial evaluation of investments in subsidiaries, joint ventures and associates in separated financial statements. These changes will be effective for periods beginning on or after January 1st, 2016, with earlier application permitted.

In December 2014, CPC edited and issued a document amending the Technical Pronouncements CPC 18, CPC 35 and CPC 37, incorporating in Brazil the amendments introduced by IASB in IAS27, which was approved by CVM by Resolution No.733/14, applicable for financial statements prepared after December,2014.

The Company adopted this standard, although there is no consequence, since it had already adopted the equity method in the individual financial statements as required by the accounting practices adopted in Brazil. As a result there are no differences between CPCs and IFRS related to investments in subsidiaries and affiliates in the individual financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

5.     Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

5.3.   New Standards reviewed already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods beginning on or after
Annual improvements to IFRSs: 2010-2012 cycle

Changes to IFRS 2 – Definition of vesting conditions, market and performance, IFRS 3 – Describes changes in the measurement of contingent considerations, IFRS 8 – Requires disclosure of management’s judgment regarding the application of aggregation, IFRS 13 – Measurement of short term receivables and payables, IAS 16 and IAS 38 – Case of revaluation of assets and IAS 24 – Disclosure of entities providing management services;

07/01/2014
Annual improvements to IFRSs: 2012-2014 cycle

Changes to IFRS 5 – In situations where asset are held for sale or distribution, IFRS 7 – Clarification on whether a service agreement represents continued involvement with a transferred asset, IAS 9 – Considerations on the discount rate of the post-employment benefit and IAS 34.

01/01/2016
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The sale or contribution considered as a business (IFRS 3) must be recognized in the investor’s financial statements, and must be partially recognized in the statement of income when it is not considered as a business.

01/01/2016
IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2017
Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization	Determines that the use of depreciation and amortization using the revenue curve is inappropriate.	01/01/2016
Amendments to IFRS 11 – Accounting for acquisitions of interests in joint operations

Requires acquirers of interests in joint operations in which the activity of the joint operation constitutes a business (IFRS 3) to apply the entire Business Combination concept, except for interests that conflict with IFRS 11.

01/01/2016
Annual improvements to IFRSs: 2011-2013 cycle

Amendments to IFRS 1 - Defines the IFRS versions that can be used in first-time adoption, IFRS 3 – Establishes scope exemption for joint ventures, IFRS 13 – Clarifies the scope of portfolio exception in paragraph 52; IAS 40 – Clarifies the interrelationship between IFRS 3 and IAS 40 in certain cases.

07/01/2014
Amendments to IAS 19 – Defined Benefit Plan	Clarifies how contributions should be recognized as a reduction in the service cost;	07/01/2014

The Company is analyzing the impacts of the standards and until this date there were no material effects to record.

There are no other standards and interpretations issued but not yet adopted that, in management's opinion, have a significant impact on net income or equity disclosed by the Company in its individual and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

6.Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

6.1.   Financial lease commitments – Company as a lessee

       The Company and its subsidiaries have entered into commercial property lease agreements in their leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

6.2.   Impairment

According to the method disclosed in note 4.1, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2014, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generating Units – UGC (stores), The steps of the test were as follows:

•         Step 1: compared the carrying amount of UGCs with a multiple of sales (15% to 30%), representing transactions between retail companies, For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepare the discounted cash flow of UGC, using sales growth between 5.9% and 7.5% (6.6% and 6.7% on December 31, 2013) for the next 5 years. The discount rate used was 11.37% (10.8% on December 31,2013).

For the purposes of impairment test, goodwill acquired through business combinations and licenses with indefinite life was allocated to 4 cash generating units, which are also operational segments that disclose financial information, being Retail, Home Appliances, Whole service and E-commerce.

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate before income tax on cash flow projections is 11.37% (10.8% on December 31, 2013), and the cash flows exceeding three years are extrapolated using a growth rate of 6.7% (6.5% on December 31, 2013). Based on this analysis, a provision for impairment was not necessary.

The self-service wholesale brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

The amount was tested for impairment based on the income approach methodology - relief from royalty, which consists of determining the asset value by measuring the fair value of future benefits. Given the brand’s indefinite useful life, we considered a perpetuity growth rate of 6.7% during the preparation of the discounted cash flow. The royalty rate used was 0.4% for “ASSAI” brand, 0.8% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

6.Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions - Continued

6.3.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

       The Company and its subsidiaries’ tax losses carryforward amounting to a tax benefit of R$354 at December 31, 2014 (R$794 at December 31, 2013). These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances.

Further details on taxes are disclosed in Note 21.

6.4.   Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods, without deducting transaction costs. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable, when these inputs are not available, judgment is required to determine the fair value, this judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions - Continued

6.5.   Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in Note 26.6.

6.6.   Provision for contingencies

The Company and its subsidiaries are parties to several judicial and administrative proceedings, (see note n° 23), Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

6.7.   Estimated losses in allowance for doubtful accounts

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio, as well as, other economic circumstances.

6.8.   Tax recoverable

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details, see note 11 of credits and compensation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

7.  Cash and cash equivalents

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Cash on hand and bank accounts	131	115	1,388	343

Financial investments:
Itaú BBA	259	528	1,400	779
Itaú – Fundo Delta	1	5	186	181
Banco do Brasil	1,243	206	2,752	1,426
Bradesco	144	825	1,438	2,051
Santander	157	323	995	996
CEF	69	99	992	732
Votorantim	275	101	593	439
Safra	608	356	1,076	645
Credit Agricole	-	128	156	363
BNP	-	105	66	279
Others(*)	36	60	107	133
	2,923	2,851	11,149	8,367

(*) It refers to automatic investments at the end of each month.

Financial investments on December 31, 2014 are substantially buy-back agreements and earned interest by the average corresponding to 101.03% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

8. Trade accounts receivable

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Credit card companies (note 8.1)	57	82	220	269
Sales vouchers	75	99	169	148
Consumer finance – CDCI (note 8.2)	-	-	2,475	2,249
Trade accounts receivable from wholesale customers	-	-	317	18
Credit sales	2	2	2	3
Private label credit card	20	14	20	14
Accounts receivable from related parties (note 12.2)	115	105	28	-
Estimated loss in allowance for doubtful accounts (note 8.3)	-	(3)	(340)	(229)
Accounts receivables from suppliers	36	13	256	18
Other trade accounts receivable		-	63	26
Current	305	312	3,210	2,516

Consumer finance – CDCI (note 8.2)	-	-	115	125
Loss in allowance for doubtful accounts (note 8.3)	-	-	(10)	(10)
Noncurrent	-	-	105	115

	305	312	3,315	2,631

8.1.   Credit card companies

The Company and subsidiaries sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without recourse or obligation related.

8.2.   Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most utilized term is substantially less than 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations (see note 18).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

8. Trade accounts receivable – Continued

8.3.   Allowance for doubtful accounts

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

At the beginning of the year	(3)	-	(239)	(198)
Loss/reversal in the period	-	(3)	(518)	(476)
Allowance write-off	3	-	494	435
Corporate restructuring (note 13)	-	-	(82)	-
Exchange variation	-	-	(5)	-
At the end of the year	-	(3)	(350)	(239)

Current	-	(3)	(340)	(229)
Noncurrent	-	-	(10)	(10)

Below, is presented the breakdown consolidated of accounts receivable by gross amount and maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

12.31.2014	3,665	3,229	141	60	39	196
12.31.2013	2,870	2,566	163	57	36	48

9.   Other accounts receivable

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Accounts receivable related to sale of fixed assets	11	17	45	55
Supplier contribution (note 9.2)	-	-	30	21
Advances to suppliers	-	-	11	29
Rental advances	14	13	14	13
Accounts receivable – Audax	7	7	13	13
Amounts to be reimbursed	29	26	145	108
Rental receivable	38	15	51	22
Accounts receivable - Paes Mendonça (note 9.1)	-	-	532	515
Accounts receivable from the sale of companies (note 9.3)	54	-	54	49
Other	4	1	36	32
	157	79	931	857

Current	75	48	295	227
Noncurrent	82	31	636	630

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

9.   Other accounts receivable -- continued

9.1 Accounts receivable – Paes Mendonça.

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas, Pursuant to contractual provisions, these accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa, The maturity of the accounts receivable is linked to the lease agreements, which expire in May 10, 2015 and were kept on noncurrent, due to the possibility of conversion of payment of intangibles of leased stores.

9.2 Supplier contribution

Derive from the compliance with purchase volume, price protection, and as part of agreements defining the supplier’s participation in marketing and advertising expenses.

9.3 Accounts receivable from the sale of companies

Accounts receivable related to the exercise by the counterparty, of an option to buy gas stations. The original amount of this receivable was R$50, subsequently monetary restated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

10.  Inventories

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Stores (note 10.1)	1,510	1,425	4,089	3,597
Distribution centers (note 10.1)	987	753	4,402	2,836
Real state inventories under construction (note 10.3)	-	-	172	172
Loss with obsolescence and breakage (note 10.2)	(10)	(12)	(86)	(51)
Stores	2,487	2,166	8,577	6,554

Current	2,487	2,166	8,405	6,382
Noncurrent	-	-	172	172

10.1.Bonuses in inventories and storage cost

The Company and subsidiaries record bonuses received from vendors in the statement of income as the inventories that gave rise to the bonuses are realized.

10.2.Loss with obsolescence and breakage

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

At the beginning of the year	(12)	(8)	(51)	(53)
Additions	(8)	(11)	(86)	(65)
Write-offs / reversal	10	7	58	67
Corporate restructuring (note 13)	-	-	(7)	-
Exchange variation	-	-	-	-
At the end of the year	(10)	(12)	(86)	(51)

10.3.Real state inventories in construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

Barter revenue refers to the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda.

The apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. For the Figue project the delivery will occur in February, 2015 and for Classic e Carpe Diem the delivery will occur between 36 and 48 months from November 11, 2012.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

11.  Recoverable taxes

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Current
State value-added tax on sales and services – ICMS recoverable (note 11.1)	90	98	591	769
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	9	4	54	20
Income tax on Financial investments	3	44	20	51
Income and Social Contribution taxes	3	2	12	31
Social Security Contribution - INSS	-	-	-	31
Value-added tax recoverable - France	-	-	85	-
Other	-	-	46	6
Total current	105	148	808	908

Noncurrent
ICMS recoverable (note 11.1)	319	279	1.681	1.089
PIS/COFINS recoverable	-	-	308	254
Social Security Contribution- INSS	73	72	147	86
Total noncurrent	392	351	2.136	1.429

Total	497	499	2.944	2.337

11.1.The full ICMS expected realization of this value will occur as follows:

In	Parent Company	Consolidated

Up to one year (*)	90	591
2016	74	574
2017	74	545
2018	69	401
2019	76	112
2020	27	50
	409	2,272

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then, goods are sent to locations in other States. Such interstate shipment remittance entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the Company, which occurs in periods after these are generated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

11.  Recoverable taxes -- continued

Since the number of items traded at retail, subject to tax replacement, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown.

The Company and its subsidiaries have been realizing these credits with authorization for immediate offset with those credits due in view of its operations, for having obtained the Special Regime and also for complying with other procedures contained in the state rulings.

Referring to the credits which still cannot be offset immediately, the Company’s Management based on a technical feasibility study, based on the growth future expectation and offset against debts deriving from its operations, understands its future offset is feasible. These studies were prepared based on information extracted from strategically planning report previously approved by the Company’s Board of Directors.

The Company takes extemporaneous credits of taxes, every time that brings together legal, documentary and factual understanding of such credits that allow their recognition, including the estimation of realization.Such credits are recognized as a reduction of cost of Goods sold. In 2014, among other credits, there was an ununsed credits by member companies of R$302, in Via Varejo subsidiary. The elements that support the registration and utilization of such credit were obtained during the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.   Related parties

12.1.Management and Fiscal Council and Audit Comitee’s compensation

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors) and Fiscal Council, recorded in the Company statement of income for the years ended December 31, 2014 and 2013, were as follows:

	In relation to total compensation at December 31, 2014
	Base salary		Variable compensation		Stock option plan		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Board of directors (*)	4	7	-		-		4	7
Executive officers	56	13	20	19	6	12	82	44
Fiscal council	-	1	-		-		-	1
	60	21	20	19	6	12	86	52

 (*) The remuneration of the advisory committees of the Board of Directors (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

	Parent company
	Balances								Transactions
	Customers		Other assets		Suppliers		Other liabilities		Sales		Purchases		Revenues (expenses)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Controlling shareholders
Casino (i)	-	-	-	3	2	1	19	-	-	-	-	-	(39)	(12)
Wilkes Participações (xvi)	-	-	-	-	-	-	-	-	-	-	-	-	(3)	(2)
Euris	-	-	-	-	-	-	1	-	-	-	-	-	-	-
Subsidiaries
Novasoc Comercial (viii)	-	36	-	81	-	20	-	-	114	367	2	5	3	9
Sé Supermecados (viii)	52	13	-	-	3	2	1,417	1,411	352	68	4	2	9	2
Sendas Distribuidoras (viii)	60	50	182	82	39	44	-	-	383	389	259	243	43	42
E-Hub Consult. Part. E Com. S.A	-	-	-	-	-	-	-	-	-	-	-	2	-	-
Barcelona (viii)	2	3	17	105	9	3	-	431	-	-	-	-	-	-
Via Varejo (xi)	-	2	-		2	3	299	338	-	-	-	-	(159)	(75)
PontoCred Negócios	-	-	-	-	-	-	1	1	-	-	-	-	-	(1)
Nova Pontocom (xi)	-	1	123	260	-	1	2	-	-	1	-	-	48	28
Xantocarpa (vii)	-	-	1	22	1	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	1	26	-	-	-	-	-	-	-	-	-	-
GPA Logistica	-	-	23	-	20	-	-	-	-	-	-	-	-	-
Vancouver	-	-	-	28	-	-	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf (viii)	-	-	4	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André (viii)	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império (viii)	-	-	3	1	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa (viii)	-	-	1	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara (viii)	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	-	17	-	-	-	-	-	-
P.A Publicidade	-	-	-	-	-	-	-	20	-	-	-	-	-	-
Others	1	-	-	-	-	-	1	-	-	-	-	-	-	-
Subtotal	115	105	358	612	76	75	1,740	2,218	849	825	265	252	(98)	(9)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

	Parent company
	Balances								Transactions
	Customers		Other assets		Suppliers		Other liabilities		Sales		Purchases		Revenues (expenses)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Associates
FIC (iv)	-	-	-	-	7	11	11	6	-	-	-	-	26	17
Dunnhumby (xv)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Other related parties
Diniz group (iii) (*)	-	-	-	-	-	2	-	-	-	-	-	-	-	(15)
Globalbev Bebidas e Alimentos (*)	-	-	-	-	-	-	-	-	-	-	-	7	-	-
Globalfruit (*)	-	-	-	-	-	-	-	-	-	-	-	4	-	-
Bravo Café (*)	-	-	-	-	-	-	-	-	-	-	-	1	-	-
Fazenda da Toca Ltda. (xiii) (*)	-	-	-	-	-	-	-	-	-	-	-	5	-	-
Sykué Geração Energia (vii) (*)	-	-	-	-	-	-	-	-	-	-	-	10	-	-
Indigo Distribuidora	-	-	-	-	-	-	-	-	-	-	-	3	-	-
Management of Nova Pontocom (vi)	-	-	39	34	-	-	-	-	-	-	-	-	3	3
Audax SP e RIO (ix)	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(7)
Others	-	-	1	1	-	2	-	-	-	-	-	-	-	-
Fundo Península (ii) (*)	-	-	-	-	-	-	-	-	-	-	-	-	-	(112)
Pão de Açúcar S.A. Indústria e Comércio (xvi) (*)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Assoc. Rec. Cult. Emp P.A	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-
Subtotal	-	-	40	35	7	15	11	6	-	-	-	30	22	(130)
Total	115	105	398	647	83	90	1,751	2,224	849	825	265	282	(76)	(139)

(*) Balances were presented until the date of settlement (September 7, 2013), considering that they are no longer considered as related parties as per note 1.1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties - continued

	Consolidated
	Balances								Transactions
	Customers		Other assets		Suppliers		Other liabilities		Sales		Purchases		Revenues (expenses)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Controlling shareholder
Casino (i)	-	-	-	3	2	1	104	-	-	-	-	-	(40)	(12)
Wilkes Participações (xiv)	-	-	-	-	-	-	-	-	-	-	-	-	(3)	(2)
Euris	-	-	-	-	-	-	1	-	-	-	-	-	-	-
Subsidiaries (note 12.3)
Casino France - Cash Pool	-	-	-	-	-	-	50	-	-	-	-	-	-	-
Polca Emprestimos	-	-	-	-	-	-	12	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	9	-	-	-	-	-	(12)	-
Cchez	-	-	-	-	26	-	26	-	-	-	-	-	(22)	-
EMC	-	-	-	-	-	-	15	-	-	-	-	-	(37)	-
Exito	28	-	-	-	-	-	4	-	-	-	-	-	(35)	-
Big Thailandia	-	-	-	-	-	-	-	-	-	-	-	-	(16)	-
Banque Casino	-	-	-	-	-	-	-	-	-	-	-	-	24	-
Easydis	-	-	-	-	55	-	-	-	-	-	-	-	(49)	-
Associates							-
FIC (iv)	-	-	8	-	9	13	14	9	-	-	-	-	8	15
Dunnhumby (xv)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Joint operation							-
Indústria de Móveis Bartira Ltda. (xii)	-	-	-	-	-	-	-	-	-	-	-	438	-	-
Subtotal	28	-	8	3	92	14	235	9	-	-	-	438	(172)	-

(*) Balances were presented until the date of settlement, September 7, 2013, considering that they are no longer considered as related parties as per note 1.1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties - continued

	Consolidated
	Balances								Transactions
	Customers		Other assets		Suppliers		Other liabilities		Sales		Purchases		Revenues (expenses)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Other related parties
Grupo Diniz (iii) (*)	-	-	-	-	-	2	-	-	-	-	-	-	-	(15)
Globalbev Bebidas e Alimentos (*)	-	-	-	-	-	-	-	-	-	-	-	8	-	-
Globalfruit (*)	-	-	-	-	-	-	-	-	-	-	-	4	-	-
Bravo Café(*)	-	-	-	-	-	-	-	-	-	-	-	1	-	-
Casas Bahia Comercial Ltda (v)			263	134	-	-	26	24	-	-	-	-	(264)	(224)
Fazenda da Toca Ltda. (xiv) (*)	-	-	-	-	-	-	-	-	-	-	-	6	-	-
Sykué Geração Energia (vii)(*)	-	-	-	-	-	-	-	-	-	-	-	21	-	(1)
Indigo Distribuidora	-	-	-	-	-	-	-	-	-	-	-	3	-	-
Administradores da Nova Pontocom (vi)	-	-	38	34	-	-	-	-	-	-	-	-	3	3
Audax SP and RIO (x)	-	-	-	-	-	-	-	-	-	-	-	-	-	(20)
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(8)
Others	-	-	4	1	-	1	-	-	-	-	-	-	-	-
Fundo Península (ii) (*)	-	-	-	-	-	-	-	-	-	-	-	-	-	(112)
Pão de Açúcar S.A. Indústria e Comércio (xvi) (*)	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Viaw Consultoria Ltda (xvii)	-	-	-	-	-	-	-	-	-	-	-	-	(3)	-
Habile Segurança e Vigilância Ltda	-	-	-	-	-	-	-	-	-	-	-	-	-	(7)
Assoc. Rec. Cult. Emp P.A	-	-	-	-	-	-	-	-	-	-	-	-	(1)	-
Subtotal	-	-	305	169	-	3	26	24	-	-	-	43	(271)	(385)
Total	28	-	313	172	92	17	261	33	-	-	-	481	(443)	(385)

(*) Balances were presented until the date of settlement, September 7, 2013, considering that they are no longer considered as related parties as per note 1.1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Sales, purchases of goods, services and other operations – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

(i)   Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2 thousand. This agreement was approved by the Extraordinary Shareholders’ Meeting held on August 16, 2005, terminated on August 1, 2014.

Cost Sharing Agreement, signed between the Company and Casino on August 1,2014, relates to expenses reimbursements incurred by Casino’s Group employees when rendering services to the company. This agreement was approved by the Board of the Directors’ Meeting held on July 22, 2014.

Global Sourcing, cost reimbursement to Casino relating to Global sourcing agreements and costs reimbursement relating to Cnova’s IPO.

(ii)             Fundo Península: 60 real estate lease agreements with the Company, 1 property with Novasoc and 1 property with Barcelona. Due to the agreement described in note 1.1, since September 2013, Peninsula fund is no longer considered as a related party.

(iii)            Grupo Diniz: lease of 15 properties to the Company and 2 properties to Sendas. Due to the agreement described in note 1.1, since September 2013, Peninsula fund is no longer considered as a related party.

(iv)            FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(v)             Casa Bahia Comercial Ltda,: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain contingencies recognized that may be payable by Via Varejo as of June 30, 2010 (see xi).

Additionally CB has lease contracts of 312 properties between distribution centers, commercial buildings and administrative requirements under specific conditions with management of CB,

(vi)            Management of Nova Pontocom: in November 2010, within the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s Management an updated loan amounting to R$10 (at December 31, 2013) and entered into a swap agreement in the updated amount of R$24 (at December 2013), both maturing on January 8, 2018 and duly restated.

(vii)         Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units. Due to the agreement described in Note No. 1.1., Sykué Geração de Energia no longer considered a related party since September 2013.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Sales, purchases of goods, services and other operations – Continued

(viii)          Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Convenience Store: include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

(ix)            Audax: loans to the football clubs Audax SP and Audax RJ, in addition to the financial support in training professional athletes, GPA and third parties signed on September 14, 2013 a binding agreement to transfer definitively the maintenance and management of AUDAX SP and RJ AUDAX. The agreement contained for certain conditions precedents, which were met, and the definitive agreements were signed in November 2013. The remaining balance was reclassified to "Other receivables", as shown in note 9.

(x)             Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be reimbursed for certain contingencies, or reimbursement expenses, recognized as of June 30, 2010 (see v), as well as the business mandate.

(xi)            Nova Pontocom: amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

(xii)           Indústria de Móveis Bartira Ltda: amounts arising from infrastructure expenses and the purchase and sale of goods.

(xiii)          Fazenda da Toca Ltda: contract for the supply of organic eggs, conventional oranges and organic juices, etc. Due to the agreement described in Note 1.1, Fazenda da Toca no longer considered a related party since September 2013.

(xiv)          Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

(xv)           Dunnhumby: information management service agreement. From July 2013 on, the Company no longer holds 2% interest in Dunnhumby, negotiating an operational agreement

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Sales, purchases of goods, services and other operations – Continued

(xvi)          Pão de Açúcar S.A. Indústria e Comércio: temporary equipment assignment agreement. Due to the agreement described in Note 1.1, Pão de Açúcar S.A Indústria e Comércio no longer considered a related party since September 2013.Viaw Consultoria Ltda.: company hired to render services in the managerial Consulting área, as well as information technology área, in market conditions. The partners of Viaw are members of Management of the Company.

(xvii)         Viaw Consultoria Ltda.: Company hired to render services in the managerial consulting area, as well as information technology area, in market conditions. The partner of Viaw are members of management of the Company.

12.3.Balances with companies in the Casino Group:

Companies that will be consolidated on July 31st, 2014 composing the e-commerce business of Cdiscount have parts of balances related to other companies of the Casino Group in the amount of R$493 to pay and R$273 to receive, composed mainly of:

(i)      Casino: The Cdiscount has loans to pay R$78 with Casino Guichard Perrachon, R$7 to pay the Big C Thailand and R$8 to other entities of the Casino Group, and R$6 to receive also the Group's entities loans Casino;

(ii)     Polca: Entity of Casino Group has centralized its cash operations according to the Cdiscount Group entities. This balance is paid by the EONIA (Euro Overnight Index Average), plus 0.25% per annum on the outstanding cash balance is in favor of Polca or Cdiscount. The remaining balance payable on December 31st, 2014 was R$220 and to receive R$210 receivable;

The Cdiscount has in its balance of accounts payable the amount of R$180 related to transactions with Casino Group entities not consolidated in the GPA as Easydis - Group Logistics Company R$55, Distribution Casino France - Product Buy R$63, CChez vous - Delivery Home delivery R$26 EMC - Centralization of purchases R$15 Success - Product Purchase R$6 and R$15.

Additionally, Cdiscount has in its balance of accounts receivable amounted to R$57 related to transactions with Casino Group entities not consolidated in the GPA as: Success - Sale of Products - R$30 Distribution Casino France - Sale of Products R$13 IRTS - centralized negotiation with suppliers - R$7 and Other - R$7.

Expenses related party incurred in Cdiscount amount to R$178, and refer to purchases centralized Products with EMC - R$37, Logistics Product Shopping with EasyDis - R$49 Shipping with Cchez Vous - R$22 Other R$12, Expenses banking BGC - R$6 Product Shopping with Exito Colombia - R$35 and Purchase Products with Big C Thailandia - R$16;

Incurred revenue in Cdiscount with related parties amounted to R$45, and refer to IT services provided to other Group companies R$1, Product Sales Distribution Casino France R$10 reimbursed costs Banque Groupe Casino SA R$24, and another R$10;

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments

13.1.Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo(**)	Nova Pontocom(**)	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Others	Total
Balances at 12.31.2012	2.778	357	92	1.549	32	821	699	200	155	16	39	6.738
Additions	-	1.100	-	-	-	-	-	-	-	-	58	1.158
Equity accounting	7	94	36	396	(11)	8	84	33	(1)	-	9	655
Dividends receivable	-	-	-	(205)	-	-	(41)	-	-	-	-	(246)
Gain/(loss) in equity interest	-	-	(1)	(180)	5	(354)	(1)	-	-	-	-	(531)
Balances at 12.31.2013	2.785	1.551	127	1.560	26	475	741	233	154	16	106	7.774
Additions	-	-	-	-	-	-	-	-	26	-	7	33
Equity accounting	21	177	10	407	(33)	32	81	79	(2)	-	3	775
Dividends receivable	-	-	-	(96)	-	-	(150)	(26)	-	-	-	(272)
Stock option	-	-	1	5	3	-	2	-	-	-	1	12
Gain/(loss) in equity interest	-	(19)	3	-	-	-	16	-	-	-	-	-
Incorporated companies	-	-	-	-	-	-	-	-	-	(16)	(94)	(110)
Transaction with noncontrolling interest	-	-	3	14	162	-	-	-	-	-	-	179
Balances at 12.31.2014	2.806	1.709	144	1.890	158	507	690	286	178	-	23	8.391

(*)         In the case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, the effects of fair value were considered together with the accounting investments held in this subsidiary.

(**)       Effects in this line are related by additional acquisition of 0.22% of the subsidiary Nova Pontocom’s noncontrolling interest and by corporate restructuring involving e-commerce operations as per note 13 (iii) and 26.9.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Total
Balances at 12.31.2012	256	19	87	362
Share of profit in associate	47	-	-	47
Dividends receivable	(13)	-	-	(13)
Corporate restructuring(i)	-	-	(87)	(87)
Others	-	-	1	1
Balances at 12.31.2013	290	19	1	310
Share of profit in associate	109	2	(3)	108
Corporate restructuring	-	-	9	9
Dividends receivable	(26)	-	-	(26)
Balances at 12.31.2014	373	21	7	401

(i)    Fair value of investment held in Bartira

It refers to the measurement of the investment currently held by Via Varejo of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia and the Company.

With the acquisition of subsidiary Bartira, this amount was reclassified to goodwill and interest was re-measured, previously held at 25%, also against goodwill, earning a gain of R$71, as per note 14.

(ii)   Public offering of shares – Via Varejo

At December  27, 2013, the Via Varejo’s Secondary Public Offering of Share Certificates or Units (each Unit is composed of one common share and two preferred shares) was concluded. Considering the overallotment, a total amount of one hundred, twenty-three million, six hundred, ninety-six thousand, nine hundred, eighty-four (123,697) Units were offered, totaling R$2,845.

The Company sold a total amount of thirty-eight million, nine hundred, ninety-one thousand, four hundred, forty-one (38,991,441) Units for R$897, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds from such divestment were recorded as credits in equity, as this is a transaction with non-controlling shareholders, being represented by a sale of the Company’s interest and kept the control over Via Varejo. The effect of income tax on capital gain, transaction costs and write-off of related investments were also recorded in the equity. The equity effect deriving from this transaction was R$200.

Also pursuant to Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, a Sufficient Minimum Fragmentation was verified, considering the fulfillment of the following conditions cumulatively: (i) CB Group (represented by Messrs. Samuel Klein, Michael Klein and Mrs. Eva Lea Klein, and other entities) sold more than 23.64% of their shares representing Via Varejo’s capital stock; and (ii) Via Varejo’s total free float reached a level higher than 20% of total capital. On this present date, CB Group holds 27.31% of shares representing Via Varejo’s capital and its free float reached 29.34% of total.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

(ii)  Public offering of shares – Via Varejo – Continued

Accordingly, CB Group lost some rights, such as: (i) Mr. Michael Klein is no longer the Chairman of Via Varejo’s Board of Directors; (ii) CB Group’s agreement, in previous meeting, with Via Varejo’s vote at the shareholders’ meetings of its subsidiary Nova Pontocom or by members of Nova Pontocom’s Board of Directors, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) GPA’s call option; and (v) CB Group’s call option. In addition, pursuant to Clause 4.1.2 of the Shareholders’ Agreement, as its interest decreased, CB Group now appoints only 2 members for Via Varejo’s Board of Directors.

Transaction costs, totaling R$89, net of income tax, were fully paid by Via Varejo, pursuant to the terms of the Shareholders Agreement, and recorded directly in shareholders’ Equity.

(iii) E-commerce transaction – Accounting of equity interests at cost

On June 4, 2014 the Boards of Directors of the Company and Via Varejo approved the project of association of the e-commerce businesses developed by the Companies through Nova Pontocom with the e-commerce business developed by the controlling shareholder Casinothrough Cdiscount S.A. and its affiliates (“CDiscount”).

Special Committees implemented by the Boards to evaluate the transactions, delivered a favorable recommendation of implementation of the operation considering the following elements: (a) the commercial interests of the Companies in the e-commerce activities will be preserved; and (b) the potential for value generation for the Companies and their shareholders through the integration of the e-Commerce activities currently developed by Nova and CDiscount into a new company named Cnova N.V. (“Cnova”) organized under the Holland laws.

Based on the opinions issued by the financial consultants, the exchange of net assets between Nova and CDiscount in Cnova are represented by 53.5% (Company and Via Varejo) and 46.5% (CDiscount).

On July 24, 2014, the corporate transaction was concluded at Cnova level in Holland, resulting in the subsidiary Nova Pontocom giving 46.5% of the operational net assets of Cnova Comércio Eletrônico, in exchange for 53.5% of interest in CDiscount Group.

The operational entities with important operations that the Company started consolidating as a result of this transaction are:

•         Cdiscount S.A.S.;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments – Continued

13.1.Breakdown of investments – Continued

The exchange of shares remained registered at historical cost, by Management understanding that this transaction is not the scope of CPC15/IFRS 3 (R) “Business Combinations”, by involving entities under common control. The date of the first consolidation of these entities, whose control was acquired by the Company, was July 31, 2014.

The impact accounted in shareholders´ equity of the parent company on July 31, 2014 as a result of the transaction is breaked down as follow:

07.31.2014
Investment at Cnova given	(23)
Investment received	16
Impact in the Shareholders’ Equity of NPC	(7)
Impact in the Shareholders’ Equity of the Parent Company	(5)

The main assets and liabilities initially consolidate on July 31, 2014, were the following:

Cdiscount
Assets	07.31.2014
Current assets
Cash and cash equivalents	204
Trade accounts receivable	272
Recoverable taxes	92
Inventories	510
Other current assets	16
Total current	1,094
Noncurrent
Tax payable	41
Other noncurrent assets	5
Investments	9
Property, plant & equipment	30
Intangible assets	447
Total non current	532
Total assets	1,626

Liabilities	07.31.2014
Current liabilities
Trade accounts payable	1,097
Taxes and contributions payable	78
Related parties	312
Other accounts payable	78
Total current liabilities	1,565
Noncurrent liabilities
Pension plan	5
Provisions	9
Other accounts payable	8
Total noncurrent liabilities	22
Shareholders' equity	30
Transactions with non-controlling interest	9
Total shareholders' equity	39
Total liabilities and shareholders' equity	1,626

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

Additional information about the transaction conditions, as preservation of the existing rights, additional conditions and management decisions were presented in material fact to the market on July 24,2014.

13.  Investments – Continued

13.1.Breakdown of investments – Continued

(iv)          Initial public offering of e-commerce shares

In November and December of 2014 Cnova N.V., based in Holland, has concluded the initial public offering and complementary offer, and as  a consequence the interest in Cnova N.V., directly and indirectly, reduced from 38,22% to 35,73%. The proceeds for the sale of shares were recorded in the shareholders’ equity, since this is a transaction with non-controlling shareholders, deducted from the impacts of income tax, transaction costs and other effects. The net impact in the shareholders’ equity  as a result of this transaction was R$ 411, divided in R$ 132 in the individual financial statements and R$ 279 of non-controlling interest. The Company issued a total 29.182.894 shares. Despite Company has indirect and direct interest of 35.73% in Cnova N.V, the control of this subsidiary is exercised through Nova Pontocom that has 49.96% of interest and more than 50% of Cnova N.V voting capital.

(v)           Corporate reorganization and the debt Nova  Pontocom

The subsidiary Nova Pontocom, holding that had 100% of the entity Marneylectro S.A.R.L., indirect controlling entity of Cnova N.V., paid part of its debt against CBD and Via Varejo with the delivery of shares of the investee Marneylectro S.A.R.L. valued at market. As this transaction was done between entities under common control, all the related effects were recorded directly in the shareholders’ equity on December 31, 2014, divided in R$ 53 in the individual and R$ 14 in the non-controlling interest.

(vi)          Corporate reorganization of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd ("C-Asia"), which controls the subsidiaries of Cnova operating in Thailand and Vietnam, for an amount of R$52. This transaction resulted in the fact that the Cnova NV, acquired indirect control with interest of 60% by C-Asia.

As this transaction took place between entities under common control, Cnova applied the accounting equity interest cost, thus, was not recognized gain compared to 30% previously held and the difference between the consideration paid and the net assets of 30% transferred was recorded in the Company's equity and non-controlling interest, amounting to R$43 and R$6, respectively.

Cash and cash equivalents at acquisition accounted for R$18..

(vii)         Sale of subsidiary - CBCC

On December 30, 2014, the subsidiary Via Varejo sold its shares on CBCC to Atento Brasil S.A. After the fulfillment of all preceding clauses within the shares purchase agreement, Via Varejo received R$20, resulting in a gain of R$16 in other operating revenue and expenses. As a consequence of the transfer of control, CBCC was deconsolidated on December 31, 2014 in the balance sheet and cash flow.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.  Business combinations

Business combinations are recorded according to the acquisition method in compliance with CPC 15R1 (IFRS 3)

14.1.Acquisition of Bartira

Until October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, subsidiary Via Varejo, holding interests of 25% and 75%, respectively. Since the association between Company and CB (November 1, 2010), the Company held a purchase option to buy the other 75% of interest, which could be exercised between 3 and 6 years of association.

In 2013, this option fair value was calculated through the Black & Scholes method, using a volatility of 28% and a risk-free rate of 5.8% p.a., which resulted in a fair value of R$314 (R$307 on December 31, 2012) on the exercise date. Up to the exercise date, this option was recorded as financial instrument in the consolidated financial statements.

On October 31, 2013, the Company’s Shareholders’ Meeting approved the exercise of option to purchase the remaining interest in Bartira (“Purchase Option”), followed by the submission to CB of the exercise notification on November 1, 2013. The quotas of Bartira’s capital stock were transferred on December 2, 2013. The price paid for the exercise of the purchase option on November 1, 2013 was R$212. After the transaction, the subsidiary Via Varejo holds Bartira’s entire capital stock.

As of the date of notification to CB, Via Varejo holds substantive rights on Bartira, and November 1, 2013 was defined as the of the business combination date.

Prior to the business combination, the subsidiary Via Varejo held a 25% interest in Bartira. The fair value of the previously held interest was measured at fair value on the acquisition date, as defined in IFRS 3 (R), CPC15 (R1), the fair value of interest was measured through the discounted cash flow method, and amounted to R$176. The fair value of remeasurement of the investment previously held, compared to the book value of the investment, resulted in a gain of R$71, presented in 2013 and recorded in “Other operating expenses and income”.

     Thus, the consideration transferred for the execution of the business combination is determined by (i) the exercise price of the call option in the amount of R$212; (ii) the fair value of the call options held by the Company prior to the business combination in the amount of R$314; and (iii) the remeasurement at fair value of the investment previously held in the amount of R$176.

Below are the fair values of identifiable assets and liabilities acquired from Bartira on the business combination date:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.  Business combinations - Continued

14.1.Acquisition of Bartira - Continued

	11.01.2013	11.01.2014
Assets
Cash and cash equivalents	1	1
Inventories	51	46
Deferred tax income	4	-
Others	40	38
Property and equipment	139	139
Intangible	82	82
Acquired assets	317	306
Liabilities
Loans and financing	(19)	(19)
Materials and services	(62)	(62)
Contingencies	(119)	(118)
Deferred tax income	-	(12)
Others	(18)	(20)
Assumed liabilities	(218)	(231)
Net identifiable assets	99	75

Acquisition price	212	212
Call option fair value	314	314
Previous interest fair value	176	176
Goodwill	603	627

The main Intangible identified in Bartira business combination refers to:

(i)     Brands - R$46 - Related to mark "BARTIRA," which was calculated using the method of "royalties", whose useful life is indefinite.

(i)     Contractual relationship (Rent on favorable terms) - R$36 million - related to favorable terms compared to the market in the rent of the property used as a manufacturing plant pro Bartira. This asset will be amortized over the remaining term of 7-year contract.

Goodwill relating to the acquisition of control of Bartira is supported by the strategic nature to ensure a continuous supply of important supplier. In addition, the acquisition also enabled Via Varejo (i) to vertically integrate its mobile retail operation, (ii) beneficiating the low cost structure of Bartira given its scale as one of the largest plants in Latin America in terms of volume production, and (iii) maintain operational efficiencies and synergies (including logistics, sales and administrative costs) developed through the historical development between the Company and Bartira. The combined outcomes of these effects cause the Company to have the largest margin in products sold at Via Varejo shops.

The ultimate factor is that a replacement supplier for Bartira would be difficult to find in the local market and would negatively affect the furniture line of products that are traded by Via Varejo.

For purposes of consolidated cash flow statement, the amount paid must be deducted from the net cash acquired. Thus, the amount recorded will be R$212, less 75% of Bartira’s cash equivalent, totaling R$211. Goodwill on acquisition was fully allocated in the home appliance segment.

Subsequent measurement – provisional allocation of the purchase price.

The acquisition of Bartira’s control was accounted for under the acquisition method, in accordance with CPC 15 (IFRS 3R). In compliance with this standard, in 2014 the Company concluded collecting the data and assessing the fair value of the net assets acquired on November 1, 2013, adjusting R$23, and, consequently affected the goodwill on acquisition. The adjustments, mainly, refer to effects on measuring income tax, as well as inventories adjustments on acquisition date.

The sales result of Bartira is eliminated against the Cost of Goods Sold, as sales are done 100% by Via Varejo. Consolidated lingering effects are not significant.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent company
	Balance at 12.31.2012	Additions	Depreciation	Write-offs	Transfers	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 12.31.2014
Land	1,157	35	-	(5)	11	1,198	-	-	-	15	1,213
Buildings	1,966	38	(62)	-	(13)	1,929	3	(60)	(1)	(18)	1,853
Leasehold improvements	1,389	22	(104)	(3)	210	1,514	5	(112)	(10)	238	1,635
Machinery and equipment	685	216	(125)	(15)	5	766	193	(139)	(16)	2	806
Facilities	137	19	(14)	-	14	156	13	(16)	(2)	10	161
Furniture and fixtures	262	71	(37)	(3)	-	293	65	(41)	(5)	-	312
Vehicles	20	9	(5)	(6)	-	18	8	(5)	(4)	-	17
Construction in progress	110	239	-	-	(218)	131	188	-	(1)	(253)	65
Other	38	19	(11)	-	(8)	38	14	(13)	-	(1)	38
Total	5,764	668	(358)	(32)	1	6,043	489	(386)	(39)	(7)	6,100

Financial lease
Hardware	30	-	(11)	(7)		12	-	(5)	-	-	7
Buildings	21	-	(1)			20	-	(2)	-	-	18
	51	-	(12)	(7)	-	32	-	(7)	-	-	25
Total	5,815	668	(370)	(39)	1	6,075	489	(393)	(39)	(7)	6,125

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

14.  Property and equipment - Continued

	Parent company
	Balance at 12.31.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,213	-	1,213	1,198	-	1,198
Buildings	2,754	(901)	1,853	2,771	(842)	1,929
Leasehold improvements	2,873	(1,238)	1,635	2,649	(1,135)	1,514
Machinery and equipment	1,842	(1,036)	806	1,701	(935)	766
Facilities	384	(223)	161	364	(208)	156
Furniture and fixtures	721	(409)	312	669	(376)	293
Vehicles	27	(10)	17	27	(9)	18
Construction in progress	65	-	65	131	-	131
Other	105	(67)	38	93	(55)	38
	9,984	(3,884)	6,100	9,603	(3,560)	6,043
				-	-	-
Financial lease				-	-	-
Hardware	32	(25)	7	31	(19)	12
Buildings	34	(16)	18	34	(14)	20
	66	(41)	25	65	(33)	32
Total	10,050	(3,925)	6,125	9,668	(3,593)	6,075

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

15.  Property and equipment - Continued

	Consolidated
	Balance at 12.31.2012	Additions	Depreciation	Acquisition (*)	Write-offs	Transfers	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Deconsolidation (**)	Transfers	Corporate restructuring (***)	Exchange variation	Balance at 12.31.2014
Land	1,265	142	-	-	(5)	10	1,412	38	-	-	-	(1)	-	-	1,449
Buildings	2,056	43	(66)	-	-	(16)	2,017	48	(66)	(1)	-	48	1	-	2,047
Leasehold improvements	2,243	370	(173)	-	(13)	360	2,787	274	(199)	(14)	-	334	-	-	3,182
Machinery and equipment	1,108	376	(231)	118	(45)	120	1,446	395	(275)	(23)	(1)	61	2	-	1,605
Facilities	285	55	(31)	3	-	14	326	72	(37)	(10)	(2)	17	14	1	381
Furniture and fixtures	494	140	(64)	11	(8)	(47)	526	139	(72)	(6)	(1)	3	11	1	601
Vehicles	230	15	(20)	1	(46)	(14)	166	13	(16)	(41)	(1)	-	-	-	121
Construction in progress	205	445	-	9	-	(450)	209	448	-	(2)	-	(489)	-	-	166
Other	80	36	(22)	(20)	-	(7)	67	30	(25)	-	-	(1)	2	-	73
Total	7,966	1,622	(607)	122	(117)	(30)	8,956	1,457	(690)	(97)	(5)	(28)	30	2	9,625

Financial lease:
Equipment	23	-	(2)	-	-	(1)	20	-	(4)	-	-	-	-	-	16
Hardware	79	-	(29)	-	(8)	1	43	-	(18)	-	-	1	-	-	26
Facilities	1	-	-	-	-	-	1	-	-	-	-	-	-	-	1
Furniture and fixtures	9	-	(1)	-	-	-	8	-	(1)	-	-	-	-	-	7
Vehicles	10	-	-	-	(7)	(2)	1	-	-	-	-	-	-	-	1
Buildings	26	-	(2)	-	-	-	24	-	(1)	-	-	-	-	-	23
	148	-	(34)	-	(15)	(2)	97	-	(24)	-	-	1	-	-	74
Total	8,114	1,622	(641)	122	(132)	(32)	9,053	1,457	(714)	(97)	(5)	(27)	30	2	9,699

(*) Related to the acquisition of subsidiary Bartira, as shown in Note 14.

(**) Related to the sale of subsidiary CBCC, as shown in Note 13.1 (vii)

(**) Related to the e-commerce corporate restructuring, as shown in Note 13.1 (iii) and (iv).

The columns “transfers” in 2014 and 2013 are mainly impacted by: (i) the acquisition of intangible assets that remain in progress until capitalization, respectively, (ii) in 2013, transfer of property and equipment in the amount of R$30 relating to the assets of the stores to be sold and (iii) in 2014, by transfer of property and equipment in the amount of R$25 relating to the assets of investment properties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

15.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,449	-	1,449	1,412	-	1,412
Buildings	3,013	(966)	2,047	2,922	(905)	2,017
Leasehold improvements	4,929	(1,747)	3,182	4,396	(1,609)	2,787
Machinery and equipment	3,191	(1,586)	1,605	2,809	(1,363)	1,446
Facilities	722	(341)	381	631	(305)	326
Furniture and fixtures	1,171	(570)	601	1,033	(507)	526
Vehicles	179	(58)	121	231	(65)	166
Construction in progress	166	-	166	209	-	209
Other	188	(115)	73	159	(92)	67
	15,008	(5,383)	9,625	13,802	(4,846)	8,956

Financial lease
Equipment	36	(20)	16	36	(16)	20
Hardware	174	(148)	26	183	(140)	43
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(8)	7	15	(7)	8
Vehicles	2	(1)	1	2	(1)	1
Buildings	44	(21)	23	43	(19)	24
	273	(199)	74	281	(184)	97
Total	15,281	(5,582)	9,699	14,083	(5,030)	9,053

15.1.   Guarantees

At December 31, 2013 and December 31, 2012, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in Note 23.8.

15.2.   Capitalized borrowing costs

The amount of the borrowing costs for the year ended of December 31, 2014 was R$14 (R$25 at December 31, 2013). The rate used to determine the borrowing costs eligible for capitalization was 105.3% (104.6% on December 31,2013) of CDI, corresponding to the effective interest rate of the Company’s borrowings.

15.3.   Additions to the property and equipment

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Additions (i)	489	668	1,457	1,622
Capitalized interest	(6)	(16)	(14)	(25)
Real estate financing - Additions (ii)	(231)	(66)	(289)	(129)
Real estate financing - Payments (ii)	186	123	225	188
Total	438	709	1,379	1,656

(i)     The additions made by the Company are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

15.       Property and equipment - Continued

15.3.   Additions to the property and equipment - continued

(ii)            The additions to property and equipment above are presented to demonstrate the acquisitions during the year, in order to reconciliate as shown as in the statement of cash flows and the total additions presented above.

15.4.   Other information

At December 31, 2014, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$43 (R$37 at December 31, 2013) in parent company and R$112 (R$78 at December 31, 2013) in consolidated referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to the distribution centers.

On December 31, 2014 and 2013, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in each of the Group segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 11.4%, before taxes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets

	Parent company
	Balance at 12.31.2012	Additions	Amortization	write-off	transfers	Balance at 12.31.2013	Additions	Amortization	Merger(*)	Balance at 12.31.2014
Goodwill - home appliances	184	-	-	-	(5)	179	-	-	-	179
Goodwill - retail	355	-	-	-	-	355	-	-	39	394
Commercial rigths - retail	35	7	-	-	-	42	1	-	-	43
Software and implementation	534	97	(79)	(1)	-	551	112	(84)	-	579
Total	1,108	104	(79)	(1)	(5)	1,127	113	(84)	39	1,195

(*) See note 1.6

	Balance at 12.31.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,113	(719)	394	1,074	(719)	355
Commercial rights - retail	43	-	43	42	-	42
Software and implementation	943	(364)	579	832	(281)	551
	2,278	(1,083)	1,195	2,127	(1,000)	1,127

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

		Consolidated
	Balance at 12.31.2012	Additions	Amort.	Subsidiary acquisition(*)	Write-off	Transfers	Balance at 12.31.2013	Additions	Amort.	Deconsolitation	Corporate re-organization (**)	Write-off	Transfers	Exchange variation	Balance at 12.31.2014
Goodwill - cash and carry	362	-	-	-	-	-	362	-	-	-	-	-	-	-	362
Goodwill - home appliances	297	604	-	-	-	(5)	896	24	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	747	-	-	-	-	-	-	-	747
Goodwill - e-commerce	-	-	-	-	-	-	-	-	-	-	236	-	2	16	254
Brand - cash and carry (note 16.2)	39	-	-	-	-	-	39	-	-	-	-	-	-	-	39
Brand - home appliances (note 16.2)	2,015		-	46	-	-	2,061	-	-	-	-	-	-	-	2,061
Brand - e-commerce	-	-	-	-	-	-	-	-	-	-	11	-	17	2	30
Commercial rights - home appliances(note 16.5)	608	-	(8)	-	-	(24)	577	4	(6)	-	-	-	-	-	574
Commercial rights - retail (note 16.5)	35	8	-	-	-	-	43	2	-	-	-	-	1	-	46
Commercial rights - cash and carry(note 16.5)	10	19	-	-	-	-	29	5	-	-	-	-	-	-	34
Costumer relationship - home appliances	12	-	(6)	-	-	-	6	-	(4)	-	-	-	-	-	2
Lease agreement –stores under advantageous condition - NCB (note 16.4)	149	-	(47)	36	-	-	138	-	(41)	-	-	-	-	-	97
Advantageous furniture supply agreement - Bartira	61	-	(61)	-	-	-	-	-	-	-	-	-	-	-	-
Contractual Rights	-	-	-	-	-	-	-	187	(8)	-	-	-	-	-	179
Software	641	184	(97)	-	(1)	-	727	286	(146)	(1)	203	(4)	(65)	12	1,012
Software CL	-	81	(4)	-	-	-	77	25	(11)	-	-	-	-	-	91
Other	-	-	-	-	-	-	-	4	(1)	-	(2)	-	40	2	47
Total	4,976	896	(223)	82	(1)	(29)	5,701	537	(217)	(1)	452	(4)	(5)	32	6,495

(*) It is related to the acquisition of subsidiary Bartira, as shown in Note 14.

(**) It is related to the sale of subsidiary CBCC, as shown in Note 13.1 (vii)

(**) It is related to the e-commerce corporate restructuring, as shown in Note 13.1 (iii) and (iv).

In 2013, the column Transfer is impacted by the amount of R$28 on the goodwill and commercial rights home appliance, respectively, of the stores to be sold, as per Note 1.4.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

	Balance at 12.31.2014			Balance at 12.31.2013
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Goodwill - cash and carry (note 16.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 16.1)	920	-	920	896	-	896
Goodwill - retail (note 16.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce	254	-	254	-	-	-
Brand - cash and carry (note 16.2)	39	-	39	39	-	39
Brand - home appliances (note 16.2)	2,061	-	2,061	2,061	-	2,061
Brand - e-commerce (note 16.2)	30	-	30	-	-	-
Commercial rights - home appliances (note 16.5)	637	(63)	574	636	(59)	577
Commercial rights - retail (note 16.5)	46	-	46	43	-	43
Commercial rights - cash and carry (note 16.5)	34	-	34	29	-	29
Costumer relationship - home appliances	34	(32)	2	34	(28)	6
Lease agreement under advantageous condition - NCB (note 16.4)	292	(195)	97	292	(154)	138
Advantageous furniture suplly agrément – Bartira (note 16.3)	-	-	-	221	(221)	-
Contractual Rights	186	(7)	179	-	-	-
Software	1,621	(609)	1,012	1,093	(366)	727
Software CL	112	(21)	91	81	(4)	77
Other	58	(11)	43	-	-	-
	8,543	(2,048)	6,495	7,643	(1,942)	5,701

16.1.Impairment testing of goodwill and intangible assets

At December 31, 2014, for impairment testing purposes, the goodwill acquired through business combinations and licenses with indefinite useful lives was allocated to four cash generating units, which are also operating segments that disclose information: retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 11,4% (10,8% at December 31, 2013), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6,7% (6,4% at December 31, 2013). Based on this analysis, a charge for impairment was not necessary.

16.2.Trade names

Trades, substantially, refer to “ASSAÍ”, “PONTO FRIO” and “CASAS BAHIA”.

The value was subject to impairment tests through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits, Given the indefinite useful life of the trade name, we consider a perpetual growth of 6.7% in the preparation of the discounted cash flow, The royalty rate used was 0.4% for “ASSAÍ”, 0.8% for “PONTO FRIO” and 0,9% for “CASAS BAHIA”.

As a result of this analysis, it was not identified the need of record a provision for reducing the recoverable amount of these assets.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

16.  Intangible assets – Continued

16.3.Advantageous supply agreement – Bartira

Via Varejo has exclusive supply contract with Bartira. This contract present advantageous condition in the acquisition of furniture for resale, compared the margins established in the sector. The amount was recorded at the combination of business and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during the year 2013.

16.4.Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms held by NCB. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the partnership agreement The market conditions upon contracting did not deteriorate in relation to current condition, it is not necessary to record a provision for impairment..

16.5.Commercial rights

Commercial rights are the right to operate the stores referred to acquired rights, or allocated on business combinations.

Commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

16.6.Additions to intangible assets

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Additions	113	114	537	896
Goodwill (note 14)	-	-	(24)	(604)
Other accounts payable	-	(17)	-	(17)
Intangible financing - payments	5	-	5	-
Leasing	-	-	-	(82)
Total	118	87	518	193

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

17.    Trade accounts payable

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Trade suppliers	3,606	2,879	13,437	8,833
Service suppliers	114	189	775	490
Rebates(note 17.1)	(540)	(436)	(890)	(776)
	3,180	2,632	13,322	8,547

17.1 Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers.

18.    Loans and financing

18.1.Debt breakdown

		Parent Company		Consolidated
	Weighted Average rate	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Current
Debentures
Debentures, net (note 18.4)		2,052	1,028	2,672	1,245

Loans and financing
Local currency
BNDES (note 18.5)	TJLP + 3.51 per year	82	83	89	82
BNDES (note 18.5)	3.74% per year	8	8	14	29
IBM	CDI - 0.71% per year	-	-	34	24
Working capital (i)	108.00% of CDI	481	489	3,493	3,357
Working capital	11.58% per year	213	191	213	191
Financial lease (note 24)		25	28	34	56
Swap contracts (note 18.6)	102.00% of CDI	(12)	(12)	(12)	(12)
Borrowing cost		(2)	(5)	(3)	(5)
		795	782	3,862	3,722
Foreign currency
Working capital (i)	USD + 1.22% per year.	43	239	56	294
Swap contracts (note 18.6)	105.46% of CDI	5	(76)	4	(89)
Borrowing cost		-	-	-	-
		48	163	60	205
Total current		2,895	1,973	6,594	5,172

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.  Loans and financing – Continued

18.1.Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Weighted average rate	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Debentures
Debentures, net (note 18.4)		896	1,998	896	2,599

Loans and financing
Local currency
BNDES (note 18.5)	TJLP + 3.60 per year	82	163	82	191
BNDES (note 18.5)	3.08% per year	14	16	57	10
IBM	CDI - 0.71% per year	-	-	74	96
Working capital (i)	107.36% of CDI	874	855	1,142	1,246
Working capital (i)	TR + 9.80 per year	-	-	21	-
Financial lease (Note 24)	99% of CDI	131	125	229	199
Swap contracts		-	(12)	-	(12)
Borrowing cost		(5)	(3)	(6)	(6)
		1,096	1,144	1,599	1,724
Foreign currency
Working capital (i)	USD + 1.88% per year	669	-	669	-
Swap contracts (f)	103.88% of CDI	(30)	-	(30)	-
		639	-	639	-
Total noncurrent		2,631	3,142	3,134	4,323

(i) These balances include the amount of R$2,875 (R$2,867 at December 2013) of direct consumer credit (CDCI).

18.2.Changes in loans

	Parent Company	Consolidated
	12.31.2014	12.31.2014
At December 31, 2013	5,115	9,495
Additions	1,661	6,780
Accrued interest	471	928
Swap	(15)	(17)
Mark-to-market	(3)	(3)
Monetary and exchange variation	49	55
Borrowing cost	9	9
Interest paid	(662)	(1,069)
Payments	(1,151)	(6,500)
Swap paid	52	50
At December 31, 2014	5,526	9,728

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.  Loans and financing – Continued

18.3.Maturity schedule of loans and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

2016	552	726
2017	962	1,135
2018	158	199
After 2019	968	1,084
Subtotal	2,640	3,144

Borrowing cost	(9)	(10)
Total	2,631	3,134

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.  Loans and financing – Continued

18.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstandind debentures	Issue	Maturity	Annual financial charges	Unit price	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Parent Company
8th Issue – 1st series - GPA	No preference	500,000	-	12/15/09	12/15/14	109.5% of CDI	207	-	200	-	201
9th Issue – 1st series - GPA	No preference	610,000	-	1/5/11	1/5/14	107.75% of CDI	1,333	-	813	-	813
10th Issue – 1st series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	11	801	800	801	800
11th Issue – Single series - GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,223	1,219	1,223	1,219
12th Issue – Single series - GPA	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1	930	-	930	-
Subsidiaries
3rd Issue – 1st series - Via Varejo	No preference	400,000	40,000	1/30/12	7/30/15	CDI + 1%	10	-	-	420	417
1st Issue – 1st series – NCB	No preference	200,000	-	6/29/12	12/29/14	CDI + 0.72%	10	-	-	-	200
1st Issue – 2nd Series – NCB	No preference	200,000	20,000	6/29/12	1/29/15	CDI + 0.72%	10	-	-	200	200
								-	-	-	-
Borrowing cost								(6)	(6)	(6)	(6)
								2,948	3,026	3,568	3,844
Current liabilities								2,052	1,028	2,672	1,245
Noncurrent liabilities								896	1,998	896	2,599

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

18.  Loans and financing – Continued

18.4.         Debentures – Continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity with annual remuneration (10th issue of CBD), (ii) payment only at maturity with semiannual remuneration (11th issue of GPA and 3rd issue of Via Varejo) and (iii) annual installments payments as of the 4th anniversary of the issue(12th issue of CBD) and semiannual payments.

The 10th 11th and 12th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 3rd issues of Via Varejo can only be redeemed after 18 months.

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated interim financial information of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3,25. At December 31, 2014, GPA complied with these ratios.

On September 12th, 2014, it was issued to 12 ° debenture in the amount of R$900 (Bradesco and Safra Banks) at the rate of 107% of CDI in the unit price of 1, 60-month maturity in 2 installments (12 / 09/2018 and 12/09/2019) and interest will be paid semi-annually (March and September).

18.5  Guarantees

The Company signed promissory notes and letters of credit as collateral for loans and financing from the BNDES.

18.6 Swap contracts

The Company uses swap 100% of funding in US dollars and fixed interest rate operations, to exchange these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal. The weighted average annual rate of CDI in 2014 was 10.81% (8.06% in 2013).

18.7 Credit Opening

The Company and subsidiaries entered into an agreement with credit facility in the amount of R$1,350. The concession agreements were made according to the conditions prevailing in the market and are effective for 2016 and 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2014	12.31.2013	12.31.2014	12.31.2014
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2,923	2,851	11,149	8,367
Accounts receivable and other	462	391	4,246	3,488
Related parties - assets (*)	398	647	313	172
Fair value through profit or loss
Financial investments measured at fair value	-	-	-	24
Financial liabilities:
Amortized cost
Related parties -liabilities (*)	(1,751)	(2,224)	(261)	(33)
Trade accounts payable	(3,180)	(2,632)	(13,322)	(8,547)
Financing for purchase of assets	(88)	(48)	(90)	(48)
Acquisition of noncontrolling interest	-	-	130	177
Debentures	(2,948)	(3,026)	(3,568)	(3,844)
Loans and financing	(1,691)	(1,571)	(5,241)	(5,093)
Fair value through profit or loss
Loans and financing, including derivatives	(887)	(518)	(919)	(558)
Net exposure	(6,762)	(6,130)	(7,563)	(5,895)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

The fair value of other financial instruments described in table above is an approximation of the carrying amount based on the existing payment conditions. The financial instruments through amortized cost that their values differ from carrying amount are described in Note 19.3.

19.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)       Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts investment policies at financial institutions approved by the Company’s Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (see Note 7).

•         Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets.

•         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions, according to policies approved by governance boards.

•         Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the subsidiary Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•         There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)      Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt, The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)     Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iv)    Capital management risk

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2014.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Loans and financing	5,526	5,115	9,729	9,495
(-) Cash and cash equivalents	(2,923)	(2,851)	(11,149)	(8,367)
Net debt (cash)	2,603	2,264	(1,420)	1,128

Equity	10,580	9,483	14,482	12,712
Equity and net debt	13,183	11,747	13,062	13,840
	0.25	0.24	(0.10)	0.09

(v)     Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company at December 31, 2014 and December 31, 2013.

a)    Parent Company

	Parent Company
	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Loans and financing	867	1,052	2,006	1,239	8	-	2,881	2,291
Debentures	2,313	1,254	1,315	2,188	-	-	3,628	3,442
Derivatives	50	(84)	(38)	(14)	-	-	12	(98)
Finance	29	34	100	111	42	23	171	168
Trade accounts payable	3,180	2,632	-	-	-	-	3,180	2,632
At December 31, 2014	6,439	4,888	3,383	3,524	50	23	9,872	8,435

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (v)   Liquidity management risk – Continued

b)    Consolidated

	Consolidated
	Up to 1 Year		1 – 5 years		More than 5 years		Total
	2014	2013	2014	2013	2014	2013	2014	2013
Loans and financing	4,076	4,046	2,465	1,784	46	19	6,587	5,849
Debentures	2,964	1,539	1,315	2,837	-	-	4,279	4,376
Derivatives	50	(97)	(36)	(14)	1	-	15	(111)
Finance	48	75	174	176	101	52	323	303
Trade accounts payable	13,322	8,547	-	-	-	-	13,322	8,547
Acquisition of noncontrolling interest	73	69	71	57	-	-	144	126
At December 31, 2014	20,533	14,179	3,989	4,840	148	71	24,670	19,090

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2014 the reference value of these contracts were R$842 (R$460 at December 31, 2013). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended  December 31, 2014 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt, which is the hedge object, is also adjusted at fair value.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (vi)  Derivative financial instruments – Continued

		Consolidated
		Notional value		Fair value
		12.31.2014	12.31.2013	12.31.2014	12.31.2013

Fair value hedge
Purpose of hedge (debt)		842	460	959	680

Long position (buy)
Prefixed rate	11.58% p.a.	151	260	234	385
US$ + fixed	1.78% p.a.	691	200	732	294
		842	460	966	679
Short position (sell)
	CDI 102.53% p.a.	(842)	(460)	(928)	(565)
Net hedge position		-	-	38	114

Realized and unrealized gains and losses over these contracts during the year ended December 31, 2014 are recorded in the net financial result and balance payable by fair value is R$38 (R$114 at December 31, 2013) and recorded under “Loans and financing”.

Fair value “hedge” effects through profit or loss for the year ended December 31, 2014 were a gain of R$20 (R$54 at December 31, 2013).

(vii)  Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the interim financial information are drawn up and rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.2.Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation, Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned in item (vi) above. For scenarios (II) and (III), , for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

For the probable scenario, exchange rate weighted was R$3.17 on the due date, and the interest rate weighted was 12.91% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 19 (ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)       Fair value “hedge” (at maturity dates)

			Market projection
Operations	Risk	Balance at 12.31.2014	Scenario I	Scenario II	Scenario III

Debt at fixed rate		(234)	(290)	(290)	(290)
Swap (long position in fixed rate)		234	290	290	290
	Net effect	-	-	-	-

“Swap” (short position in CDI)	CDI increase	(221)	(294)	(328)	(372)

Total net effect(loss)			(73)	(107)	(151)

(ii)      Derivatives recorded at fair value through profit or loss

			Market projection
Operations	Risk	Balance at 12.31.2014	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(726)	(928)	(1,160)	(1,392)
Swap (long position in US$)		732	934	1,168	1,401
	Net effect	6	6	8	9

Swap (short position in CDI)	CDI increase	(706)	(920)	(972)	(1,026)

Estimated financial liabilities		(700)	(914)	(964)	(1,017)

Total net effect (loss)			(215)	(265)	(318)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

(iii)     Other financial instruments

			Market projection
Operations	Risk (CDI decrease)	Balance at 12.31.2014	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,223)	(1,378)	(1,343)	(1,307)
Debentures	107.83% of CDI	(1,731)	(2,080)	(2,026)	(1,972)
Debentures - Via Varejo	100% CDI + 0.8%	(620)	(697)	(679)	(661)
Bank loan – CDB	106.25% of CDI	(1,354)	(1,606)	(1,564)	(1,522)
Leasing	100.09% of CDI	(207)	(231)	(225)	(219)
Leasing	IGP-DI + 6% per year	(30)	(37)	(35)	(34)
Leasing – Via Varejo	95% CDI	(26)	(28)	(27)	(26)
Bank loan- Via Varejo	109.43% of CDI	(2,990)	(3,633)	(3,539)	(3,444)
Total loans and financing exposure		(8,182)	(9,690)	(9,438)	(9,185)

Cash and cash equivalents (*)	100.66% do CDI (*)	11,149	12,568	12,242	11,916
Net exposure		2,957	2,879	2,804	2,731
Net effect loss			(88)	(163)	(236)
(*) weighted average

19.3.Fair value measurements

The Company discloses the fair value of financial instruments through amortized cost, which fair value differ from carrying amount, according with CPC 46 (“IFRS13”), which are those referring concept from evaluation and requirements of disclosure.

The fair value of cash and cash equivalents, trade accounts receivable, short-term debt and suppliers accounts payable are the same of the amounts recorded.

The table below represents the hierarchy of fair value of financial assets and liabilities recorded at fair value and of financial instruments through amortized cost, which the fair value is presented in the financial statements:

	Carrying Amount 12.31.2014	Fair value 12.31.2014	Fair value measurement at the end of the reporting period adopting other observable relevant assumptions (Level 2)

Cross-currency interest rate swaps	26	26	26
Interest rate swaps	12	12	12
Loans and financing (fair value)	(957)	(957)	(957)
Loans and financing (amortized cost)	(5,241)	(5,304)	(5,304)
	(6,160)	(6,223)	(6,223)

There were no changes between the fair value measurements levels in the year ended December 31, 2014.

•         Foreign exchange and interest rate swaps, loans and financing and debentures are classified on level 2, since are utilized readily observable market inputs, for example, expected interest rate, current and future foreign exchange rate (as described on item a) (vii).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

19.  Financial instruments – Continued

19.4.Consolidated position of operations with derivatives financial instruments

Below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Exchange swaps
registered at Cetip
(US$ x CDI)	Citibank	US$ 40	2/13/2012	2/13/2014	-	13	-	14
	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	16	-	11	-
	Itaú Unibanco	US$ 100	5/5/2011	4/16/2014	-	73	-	76
	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	14	-	11	-
	Citibank	US$ 16	10/14/2014	10/14/2015	3	-	2	-
	Mizuho	US$ 50	10/31/2014	10/31/2017	8	-	4	-
	Citibank	US$ 85	11/21/2014	11/21/2016	3	-	(4)	-
	Citibank	US$ 50	10/14/2014	10/14/2015	1	-	1	-

Interest rate swap
registered at CETIP	Banco do Brasil	R$130	6/28/2010	6/6/2014	-	12	-	12
(fixed rate x CDI)	Banco do Brasil	R$130	6/28/2010	6/2/2015	13	11	12	12
	Itaú BBA	R$21	11/11/2014	11/5/2026	1	-	1	-
					59	109	38	114

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

20.   Taxes payable and taxes payable in installments

20.1.     Payable taxes, contributions and taxes installments.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

PIS and COFINS payable	31	62	360	368
Provision for income and social contribution taxes	48	132	161	167
ICMS payable	23	30	153	227
Others	6	6	118	63
	108	230	792	825

Taxes payable in installments - Law 11941/09 (i)	680	1,113	680	1,188
INSS	-	-	-	13
Others (ii)	12	15	12	16
	692	1,128	692	1,217

Current	183	366	867	969
Noncurrent	617	992	617	1,073

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. As permitted by law 12.996/14, the Administration decided to bring forward the payment of R$366, taxes in installments, using the deferred income tax on tax losses of R$256 recorded in subsidiaries and making the payment of R$97.

(ii)    Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

20.2.     Maturity structure of taxes in the noncurrent liabilities will occur as follows

In	Parent Company	Consolidated

2016	74	74
2017	74	74
2018	71	71
2019	70	70
After 2019	328	328
	617	617

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

21.  Income and social contribution taxes

21.1.     Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	12.31.2014	06.30.2013	12.31.2014	06.30.2013

Profit before income and social contribution taxes	1,422	1,160	2,496	1,756
Income and social contribution taxes at the notional rate	(355)	(290)	(749)	(526)
of 25% for the Company and 34% for subsidiaries	-	-	-	-
Tax penalties	(2)	(3)	(2)	(5)
Share of profit associates	193	164	32	14
Reversal of deferred income and social contribution taxes and Extemporaneous credits (*)	-	17	-	124
Other permanent differences (undeductible)	12	4	(17)	33
Effective income and social contribution taxes	(152)	(108)	(736)	(360)

Income and social contribution taxes for the year:
Current	(84)	(43)	(514)	(269)
Deferred	(68)	(65)	(222)	(91)
Deferred income and social contribution taxes expenses	(152)	(108)	(736)	(360)
Effective rate	10.69%	9.31%	29.49%	20.50%

CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

(*) Amount refers to deferred taxes on Bartira call option, which occurred with the option exercise in October 2013, in amount of R$107 besides extemporaneous tax credits recognized in the year amounting R$17.

21.2.     Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Tax losses	-	28	354	794
Provision for contingencies	156	151	346	302
Provision for derivative operations taxed on a cash basis	(5)	2	(10)	6
Allowance for doubtful accounts	1	2	94	82
Provision for current expenses	3	-	63	64
Goodwill tax amortization	16	25	(469)	(396)
Present value adjustment	1	1	(6)	(1)
Lease adjustment	8	5	(95)	(75)
Mark-to-market adjustment	(2)	1	(2)	1
Fair value of assets acquired in business combination	-	-	(790)	(808)
Technological innovation – future realization	(21)	(21)	(21)	(21)
Depreciation as per tax rates	(114)	(87)	(124)	(90)
Other	13	14	18	32
Deferred income and social contribution tax assets	56	121	(642)	(110)

Noncurrent assets	56	121	491	951
Noncurrent liabilities	-	-	(1,133)	(1,061)
Deferred income and social contribution taxes	56	121	(642)	(110)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

21.  Income and social contribution taxes – Continued

21.2.Breakdown of deferred income and social contribution taxes – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business, This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

Based on these studies, the Company’s management estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated

2016	6	346
2017	18	113
2018	19	19
2019	13	13
	56	491

21.3.Changes in deferred income and social contribution taxes.

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
At the beginning of the year	121	186	(110)	(55)
Expense in the period	(68)	(65)	(222)	(91)
Subsidiary acquisition (note 14)	-	-	-	28
Public offering of share - Via Varejo	-	-	-	8
Corporate reorganization (note 13.1 (iii))	-	-	41	-
Exchange variation	-	-	4	-
Payment of installments and other fiscal obligations	-	-	(379)	-
Other	3	-	24	-
At the end of the year	56	121	(642)	(110)

22.  Acquisition of on non-controlling interest

	Consolidated
	12.31.2014	12.31.2013

Interest acquisition in Assaí (a)	6	6
Interest acquisition in Sendas (b)	124	171
	130	177

Current liabilities	73	69
Noncurrent liabilities	57	108

(a)    Refers to accounts payable due to the acquisition of noncontrolling interest in Assaí, subsidiary that operates in the “cash and carry” segment for the Group.

(b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42,57% of the capital at the time the total amount of R$377. At December 31, 2014 two annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.    Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsels:

23.1.Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	36	133	112	64	345
Additions	163	5	62	17	247
Payments	-	(5)	(28)	(2)	(35)
Reversals	(3)	(70)	(10)	(18)	(101)
Monetary restatement	13	4	13	10	40
Balance at December 31, 2013	209	67	149	71	496
Additions	36	124	30	37	227
Payments	-	(4)	(15)	(4)	(23)
Reversals	(6)	(2)	(11)	(33)	(52)
Monetary restatement	7	5	15	14	41
Payment of installments	(206)	-	-	-	(206)
Balance at December 31, 2014	40	190	168	85	483

23.2.Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2012	87	365	191	131	774
Additions	191	11	160	91	453
Payments	(15)	(6)	(48)	(13)	(82)
Reversals	(57)	(37)	(47)	(64)	(205)
Monetary restatement	16	13	28	30	87
Subsidiary acquisition (note 14)	8	99	13	-	120
Transfers	42	(42)	-	-	-
Balance at December 31, 2013	272	403	297	175	1,147

Additions	53	173	297	195	718
Payments	-	(4)	(65)	(48)	(116)
Reversals	(47)	(2)	(66)	(141)	(256)
Monetary restatement	12	16	57	48	133
Transfers	-	-	-	2	2
Payment of installments	(211)	(85)	-	-	(296)
Corporate reorganization (note 13.1)	-	8	3	-	11
Exchange variation	-	1	-	-	1
Balance at December 31, 2014	79	510	524	231	1,344

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for contingencies – Continued

23.3.Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction, In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness system when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

With the systematic of calculation of PIS/Cofins, the Company and its subsidiaries start questioning the right to exclude the ICMS the basis for calculation of these taxes. The amount accrued on December 31, 2014 was R$ 72 (R$ 92 on December 31, 2013). The difference is related to reclassification to possible related to claims of PIS/Cofins with IPI (Taxes over industrialized products), which had final decision.

The Company questioned the off set of Finsocial, PIS and Cofins, which classified as likelihood of loss as probable and on September 30, 2014, the claims were paid with the benefits given by law 12.996/14 (R$ 173 on December 31, 2013).

In addition, the Company offset tax debts related to PIS and COFINS against excise tax - IPI credits – inputs subject to a zero rate or exempt - acquired from third parties (transferred based on final and unappealable court decision). The amount for PIS and COFINS claims at December 31, 2014 is R$72 (R$92 at December 31, 2013).

In addition, in 2013 there were progresses in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of (R$173 at December 31,2013).

Taxes and other

Taxes

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses; therefore, accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforwards, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

The provision amounts at December 31, 2014 is R$108 (R$100 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for contingencies – Continued

23.3.Taxes – Continued

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes of R$44. The amount accrued for December 31, 2014 is disclosed in note 23.6.

The Supreme Court ("STF") on October 16, 2014, decided that the taxpayers of ICMS marketing products that make up the basic food basket have no right to fully use the credits of this tax, unless there is a specific rule governing the subject. The Company, with the aid of its legal advisors,  evaluated and recorded a provision on this matter amounting to R$147 in December 31, 2014, due to the fact that this claim is considered “probable”. The amounts accrued represent the best management´s estimation of losses.

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2014 is R$48 (R$39 at December 31, 2013).

Other

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under technical pronouncement CPC 15 (IFRS 3). At December 31, 2014, the amount recorded was R$87 (R$165 at December 31, 2013) in tax contingent liabilities. This difference is justified by the payments made in connection with the law 12.996/14.

These accrued claims refer to administrative court claims related to the off set of fiscal debts with credits over coffee export.

Contingencies Bartira

In line with the business combination of Bartira, which happened in 2013 (details are shown in note 15 of the 2013 financial statements) contingencies were evaluated at fair value, as expressed by CPC 15 (IFRS 3R), whose assessment differs from CPC 25 (IAS 37), the standard used for the evaluation of other contingencies. The main raw relates to possible failure supporting documentation of transactions, totaling R$106 between income and social contribution taxes, PIS, COFINS and ICMS, and the total contingent liabilities amounted to R$118 (tax R$106 and labor R$12).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for contingencies – Continued

23.3.Taxes – Continued

REFIS

Law 12.996/2014 amended by MP 651, introduced interest reduction benefits and penalties for payments to cash and in installments on federal debts. The Company understands is reasonable to enroll the REFIS program to pay part of its debts, utilizing also part of the income tax over net operating losses to offset it.

There was a reduction of the provision for contingencies in the amount of R$296. The gain net of other negative effects is shown on note 29. .

23.4.Labor

The Company and subsidiaries are parties to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business, At December 31, 2014, the Company recorded a provision of R$521 (R$297 at December 31, 2013) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”)  0,86% at December 31, 2014 (0,19% at December 31, 2013) plus 1% monthly interest rates.

23.5.Civil and other

The Company and subsidiaries are defendant in civil actions, at several court levels (indemnifications and collections, among others) and at different courthouses. The Company and subsidiaries’ Management set up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses probable.

Among these lawsuits, we point out the following:

•       The Company and subsidiaries file and answer various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At December 31, 2014, the amount accrued for these lawsuits is R$55 (R$43 at December 31, 2013), to which there are no restricted deposits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for contingencies – Continued

23.5.Civil and other– Continued

•  The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$86 at December 31, 2014 (R$69 at December 31, 2013).

Total civil actions and other at December 31, 2014 is R$231 (R$175 at December 31, 2013).

23.6.Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$8,552 at December 31, 2014 (R$7,630 at December 31, 2013), and are mainly related to:

•       INSS (Social Security Tax) – the GPA was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$318 at December 31, 2014 (R$283 at December 31, 2013). The proceedings are under administrative and court discussion.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income  ILL, IPI – the GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes.

The claims wait ruling administrative and judicial. The amount involved is R$ 1.368 on December 31, 2014 (R$1,297 on December 31, 2013).

Among those claims, there are the some related to questioning of differences in the payment of income tax, allegedly due over goodwill amortization resulting in the transaction between Abilio Diniz and Casino in relation to years 2007-2011. The amount involved (and included in the paragraph above) is involved is R$ 692 on December 31, 2014 (R$ 637 on December 31, 2013), classified partly as possible and partly as remote.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for contingencies – Continued

23.6.Other non-accrued contingent liabilities – Continued

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the GPA has been challenged about offset against IPI credits submitted to zero rate – raw material with reduced tax rate or free rate – acquired from third parties with a final decision, other compensation order, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$921 at December 31, 2014 (R$982 at December 31, 2013).

•       ICMS – the GPA was served notice by the State tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; and (viii) among others, not relevant. The total amount of these assessments is R$5,087at December 31, 2014 (R$4,032 at December 31, 2013), which await a final decision in the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$353 at December 31, 2014 (R$339 at December 31, 2013) and await administrative and court decisions.

•       Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company and subsidiaries plead the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company and its subsidiaries under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many States), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$505 at December 31, 2014 (R$697 at December 31, 2013).

Company hires external counsel to defend the tax assessments received, which remuneration is linked to a percentage over the amount won in case of final decision. This percentage may vary according to qualitative and quantitative factors of each claim, and on December 31, 2014, the estimated amount, in case of finalization of all claims with success, is approximately R$122 (R$109 at December 31,2013)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

23.  Provision for contingencies – Continued

23.7.Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to court deposits.

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Tax	61	59	163	145
Labor	332	322	612	568
Civil and other	27	46	82	102
Total	420	427	857	815

23.8.Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	843	-	6,596	7,439
Labor	7	3	59	69
Civil and other	10	1	1,193	1,204
Total	860	4	7,848	8,712

The cost of guarantees is approximately 0.5% of value on lawsuits and is recorded by the passage of time.

23.9.Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

In November 2013, the Provisional Measure (MP) 627 was issued, introducing changes in the tax rules and eliminating the Transitional Tax System (RTT). The Company, supported by its external advisors, analyzed the provisions of this MP, the implications of early option exercise and the impacts in the financial statements for the fiscal year ended December 31, 2013, concluding that there are no material effects to be recorded.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

24.    Leasing transactions

24.1.Operating lease

(i)        Minimum rental payments

	Consolidated
	12.31.2014	12.31.2013

Minimum rental payment:
Up to 1 year	18	18
1 to 5 years	69	69
Over 5 years	49	66
	136	153

Refers to non cancellable rental agreements on the due date. The operating leasing agreements vary from 5 to 20 years and in the table above are presented the  non cancelable agreements. There are other operating leasing agreements that the GPA management classifies as cancelable, whose the expenses are recorded in the result by the passage of time. The total annual amounting recorded as “non contingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on agreements termination date

Company analized and concluded that the rental agreements are cancelable during their duration. In case of termination it will be due a minimum payments as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage over the remaining agreement.

	Controladora		Consolidado
	31.12.2014	31.12.2013	31.12.2014	31.12.2013
Minimum rental payments:
Minimum payment on the termination date	235	219	769	685

Total	235	219	769	685

(iii)       Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Contingent payments recognized as expense in the year	348	339	628	501
Non contingent payments	148	133	916	686
Sublease rentals(*)	(131)	(128)	(168)	(164)

(*) Refers to leasing agreements receivable from commercial shop malls.

(iv)      Clauses with renewal or adjustment option

The lease term varies between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements have periodic adjustment clauses according to inflation indexes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

24.  Leasing transactions – Continued

24.2.Financial lease

Financial lease agreements amounted to R$507 at December 31, 2014 (R$483 at December 31, 2013), according to the chart below:

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Financial lease liability –minimum lease payments:
Up to 1 year	25	28	34	56
1 - 5 years	87	98	133	143
Over 5 years	44	27	96	56
Present value of financial lease agreements	156	153	263	255

Future financing charges	15	15	60	48
Gross amount of financial lease agreements	171	168	323	303

25.    Deferred revenue

The subsidiary Via Varejo received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from its suppliers.

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Additional or extended warranties (note 25.1)	48	30	859	472
Bradesco agreement	-	-	25	11
Swap agreement	-	-	70	50
Investments in media	21	-	48	-
Back lights	-	-	28	38
Spread BCA - Customers base exclusivity (5 years)	-		10	-
Tax credit research	-	-	2	-
Others	-	-	6	-
	69	30	1,048	571

Current	4	-	214	115
Noncurrent	65	30	834	456

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

25.  Deferred revenue - Continued

25.1.Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, the subsidiary Via Varejo entered into new agreements with Zurich for the sale of extended warranty at Casas Bahia and Ponto Frio stores. The agreement is effective for eight years. On October 1, 2014, the Company was compliant with the condition precedent contained in the agreements.

The subsidiary Via Varejo received R$850 as advance for sale of warranty, of which R$150 was received in September 2014 and R$700 in October 2014.

Also in September 2014, the former provider of the warranty at the Casas Bahia and Ponto Frio stores was notified of the advance termination of the agreements, and the subsidiary Via Varejo agreed to pay R$584 as a result of the (i) repurchase of the right granted to the former provider to operate its customer base over the agreement term, properly recognized in the Via Varejo’s intangible assets R$(186); and (ii) return of the advances made upon the contract execution due to its early termination R$(398). The values were settled on October 1, 2014.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.    Equity

26.1.Capital stock

The subscribed and paid-up capital is represented by 265,283 at December 31, 2014 (264,453 at December 31, 2013) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2014 and 165,603 in thousands of preferred shares at December 31, 2014 (164,773 at December 31, 2013).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the year ended of December 31, 2014 the Company increased the capital, as follows:

•         At the Board of Directors’ Meeting held at February 13, 2014, the capital was increased by R$16 by means of the issue of 470(in thousand of shares) preferred shares.

•         At the Board of Directors’ Meeting held at April 24, 2014, the capital was increased by R$1 by means of the issue of 32(in thousands of shares) preferred shares.

•         At the Board of Directors’ Meeting held at June 26, 2014, the capital was increased by R$5 by means of the issue of 183(in thousands of shares) preferred shares.

•         At the Board of Directors’ Meeting held at September 4, 2014, the capital was increased by R$3 by means of the issue of 81(in thousands of shares) preferred shares.

•         At the Board of Directors’ Meeting held at October 30, 2014, the capital was increased by R$1 by means of the issue of 23(in thousands of shares) preferred shares.

•         At the Board of Directors’ Meeting held at December 11, 2014, the capital was increased by R$2 by means of the issue of 41(in thousands of shares) preferred shares.

26.2.Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0,08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.3.Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103, and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The capital increase is subject to the preemptive right of noncontrolling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 17, 2013, the shareholders approved to increase the Company’s capital, in the amount of R$38 by capitalizing the special goodwill reserve. Out of this amount, R$8 were capitalized without issuing new shares and R$30 were capitalized to the benefit of Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99.

26.4.Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (IFRS 2) – Share-based payment.

26.5.Profit reserve

(i)    Legal reserve: this is created based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: this is created based on appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

26.6.Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of Plan Shares Option "Actions with Sugar" ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20th 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Remuneration Plan Share Purchase Option and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes our compensation plan that was in effect in the last fiscal year ended December 31, 2013 and the two planes of the current fiscal year:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.6.Stock option plan for preferred shares - Continued

Former Option Plan

Our Former Option Plan is administered by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included periodically with stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual cycles of grant of options. Each grant cycle received a serial number beginning with the letter A. In the fiscal year ended December 31, 2014, were in force options granted of Series A5 to A7 Former Option Plan.

Options were classified as follows: “Silver” and “Gold”, what means that they could have different exercise prices.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0,01. In both cases, the prices will not be restated.

The Stock Option Committee approved in 2013 new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). For the series after A6, inclusive, the committee decided that the reducer or accelerator index of number of options classified as “GOLD” would be calculated according Return on Capital Employed (ROCE) of CBD.

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

As a general rule of the Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was classified as “Silver”. The option exercise classified as “Gold” will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month as of the signature date of related adhesion agreement, according to the aforementioned criteria.

The options granted under the Stock Option Plan may be exercised in whole or in part, it is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in first installment, due  30 days after the subscription date of their shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.6.Stock option plan for preferred shares - continued

Option Plan

The Stock Option Plan will be administered by the Board of Directors, which established the Human Resources Committee and Compensation to advise it in the administration of the Stock Option Plan (the "Committee").

Committee members will meet for the grant of the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31st, 2014, were in force options granted B1 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the trading average of the Company's preferred shares issued carried out in recent twenty (20) the BM & FBOVESPA SA - Securities, Commodities and Futures prior to the date of convening of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Date of Grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the date of the Grant, and ends on the last day of the 42 (forty-second) month as of the Date of Grant ("Exercise Period").

The Participant may exercise their total purchase options or in part, in one or more times, since for each year submit the Option Exercise Agreement during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

The Participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.6.Stock option plan for preferred shares - continued

Compensation Plan

The Compensation Plan will be administered by the Board of Directors, which established the Human Resources Committee and the Company's Compensation to advise it in the administration of the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31st, 2014, were in force options granted C1 Series of the Compensation Plan.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participant may exercise their total purchase options or in part, in one or more times, since for each year submit the option exercise term during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Company will promote the withholding of any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.6.Stock option plan for preferred shares - continued

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(140)	(14)	145
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(171)	(25)	330
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(26)	(16)	315
						3,062	(1,367)	(113)	1,580

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

According to the attributions provided for in the Former Stock Option Plan rules, the Management Committee of the Plan at April 30, 2014, approved that no reduction occurred and/or acceleration occurred referring to Series A5.

At December 31, 2014 there were 232,586 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$97.81 per share.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.6.Share-based payment plans – Continued

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of all options granted:

	12.31.2014	12.31.2013

Number of shares	265,283	264,453
Balance of granted series in effect	1,128	1,580
Maximum percentage of dilution	0,43%	0,60%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the risk-free weighted average interest rate of 11.70%. The expectation of remaining average life of the series outstanding at December 31, 2014 was 1.52 year (1.46 year at December 31, 2013). The weighted average fair value of options granted at December 31, 2014 was R$69,71 (R$62.59 at December 31, 2013).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2013
Outstanding at the beginning of the year	1,658	26.40
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091
At December 31, 2014
Granted during the year	477	41.61
Cancelled during the year	(99)	39.92
Exercised during the year	(830)	33.33
Expired during the year
Outstanding at the end of the year	1,128	56.87	1.52	66,905
Total to be exercised at December 31, 2014	1,128	56.87	1.52	66,905

At December 31, 2014 there were options to be exercised in the Series A5.

The amounts recorded in the statement of income of the Parent Company and Consolidated at December 31, 2014 were R$47 (R$45 at December 31, 2013).

26.7.Equity valuation adjustments

The exchange variation reserve corresponds to the accumulative effect of gain or loss of exchange variation on translation assets, liabilities and results in reais, corresponding to the investment of GPA in the subsidiary CDiscount. The effect in the Parent Company was R$2 and R$4 to the non-controlling shareholders. Furthermore, in this balance are recorded the effects related to the actuarial gain or loss in pension benefit plan as per note 32.1

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.8.Dividends

On the Annual and Extraordinary Shareholders’ Meeting (AGOE) held at April 16, 2014 the shareholders approved the proposal of dividends payment for the fiscal year ended December 31, 2013, in the amount of R$250, which includes the anticipated dividends already declared, amounting R$99. This amount was paid on June 13,2014 and corresponds to R$0.888957268 per common share and R$0.977852995 per preferred share.

The Board of Directors’ meeting held at April 24, 2014 approved the payment of anticipated dividends in the total amount of R$36, R$0.14 per preferred share and R$0.127270 per common share. All shares were entitled to dividends on May 5, 2014 base date. As of May 6,2014, the shares were negotiated ‘ex-rights” to the dividends payment date: occurred on May 15,2014.

The Board of Directors’ meeting held at July 22, 2014 approved the payment of anticipated dividends in the total amount of R$36, R$0.14 per preferred share and R$0.127270 per common share. All shares were entitled to dividends on August 1, 2014 base date. As of August 4, 2014, the shares were negotiated ‘ex-rights” to the dividends payment date: occurred on August 13,2014

The Board of Directors’ meeting held at October 30, 2014 approved the payment of anticipated dividends in the total amount of R$36, R$0.14 per preferred share and R$0.127272 per common share. All shares were entitled to dividends on November 10, 2014 base date. As of November 11, 2014, the shares were negotiated ‘ex-rights” to the dividends payment date: occurred on November 21, 2014.

The management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$108 in 2014. The dividend payable at December 31, 2014 is R$194 (R$151 in December 31, 2013), which corresponds to a remuneration of R$0.6890176962 for common shares and R$0.7579194658 for preferred shares.

	Dividends proposed
	12.31.2014	12.31.2013
Net income for the year	1,270	1,052
Legal reserve	(63)	(52)
Calculation basis of dividends	1,207	1,000
Mandatory minimum dividends – 25%	302	250

Payment of interim dividends	(108)	(99)
Dividends payable	194	151

Additionaly, in the consolidated there is an amount of R$126 dividends attributable to Via Varejo’s non-controlling shareholders.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.9.Transactions with non-controlling shareholders

The amount recorded directly in the shareholders’ equity in the lines gain in corporate restructuring and transaction with non-controlling parties in the amounts of R$(28) in the individual and R$24 (non-controlling interest), refers to:

(i)      Gain in corporate restructuring: Effects of transactions with non-controlling shareholders of the subsidiary Cdiscount in the amount of R$(5) in the individual  and R$(2) (non-controlling interest);

(ii)    Transaction with non-controlling shareholders: Business combination Asia– Nota 13.1 (vi). Net effect in equity of R$(15) (Parent Company) and R$(21) (non-controlling interest).

(iii) Transaction with non-controlling shareholders: Effects of transactions with non-controlling shareholders of the segment e-commerce of R$47.

(iv)  Other effects of corporate restructuring of e-commerce:

In 2013 the changes on the shareholders equity related to the non-controlling shareholders refers to, besides the net income, the amounts related to the transactions with non-controlling shareholders that represent the increase in the interest over the shareholders´equity of controlled entity. Among the main transactions, we outline: i) Secondary shares offering of Via Varejo and ii) interest acquisition of Nova Pontocom.

Description	Parent company	Non-controlling interest	Consolidated

Public shares offering Via Varejo (Note 14 a(ii))
Cash obtained	897	-	897
Investment costs and transactions costs	(563)	473	(89)
Deferred tax on capital gain	(135)	-	(135)
Equity Net effects	199	473	673

Interest acquisition NPC (1f)	(73)	24	(50)

Capital transactions effects	126	497	623

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

26.  Equity – Continued

26.10  Subsidiaries stock option plans

(i)     Plans - Cdiscount

Deferred stock - Plan of 1,319,999 stocks granted on November 19, 2014, which right of the beneficiaries was fully vested at the grant date, however, awards it will be delivered with no cost after 4 years. The expense for this plan was recognized immediately in the income statement of R$19.

Stock Appreciation Right Awards – Plan of 4,746,907 shares granted on November 19, 2014, which vesting will happen in 4 years upon according with the time in the Company. The exercise price will be settled for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the IPO price over (b) 120% of the IPO price.

(ii)    Plans – Via Varejo

Via Varejo has a remuneration plan and a stock option plan, with rules similar to the plan pf the Company´s plans. Plans vesting are in 36 months, for the remuneration plan the exercise price is R$0,01, and for the stock option plan the average of the latest 20 market quotes, or R$19,98. The expense accumulated in the year is R$4 with 476,578 shares granted in the remuneration plan and 476,387 shares granted in stock option plan.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

27.    Net operating revenue

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Gross sales
Goods	24,276	23,822	71,624	63,907
Rendering of services	263	126	1,737	1,306
Financial services	-	-	1,419	1,212
Sales return and cancellation	(395)	(343)	(1,977)	(1,884)
	24,144	23,605	72,803	64,541
Taxes	(1,895)	(1,935)	(7,278)	(6,687)
		-		-
Net sales	22,249	21,670	65,525	57,854

28.    Expenses by nature

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Cost of goods sold	(16,015)	(15,802)	(48,580)	(42,750)
Personnel expenses	(2,248)	(2,158)	(5,593)	(5,095)
Outsourced services	(353)	(333)	(2,959)	(2,789)
Functional expenses	(992)	(943)	(1,511)	(1,458)
Selling expenses	(402)	(361)	(978)	(660)
Other expenses	(189)	(113)	(746)	(740)
	(20,199)	(19,710)	(60,367)	(53,492)

Cost of goods sold	(16,015)	(15,802)	(48,580)	(42,750)
Selling expenses	(3,622)	(3,275)	(10,303)	(9,257)
General and administrative expenses	(562)	(633)	(1,484)	(1,485)
	(20,199)	(19,710)	(60,367)	(53,492)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

29.  Other operating expenses, net

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013

Provision for legal claims(a)	(121)	(279)	(151)	(392)
Indemnified amounts Via Varejo and CB and association costs (b)	(101)	(155)	(101)	(147)
Expenses of Cnova's IPO ©	(2)	-	(39)	-
Business combination Bartira (note 14 b)	-	-	-	71
Federal tax payable in installments	(40)	-	23	-
Integration/restructuring expenses (d)	(64)	(60)	(114)	(105)
Property and equipment result	(22)	2	(58)	(45)
Others	(4)	(27)	(1)	(55)
	(354)	(519)	(441)	(673)

a)                  In 2014, due to the recent decision of the Supreme Court on the subject of Basic Basket ICMS, the Company's management, based on legal opinion of its outside counsel, considered it appropriate to make provision about the matter, as per note 23.

In 2013, the amount for the provision of registry for risk Finsocial, PIS and COFINS, the evaluation of management, supported by our legal counsel has become probable loss during the year, revision of workplace hazards and related escrow deposits

b)                  In 2014, expenses incurred related to contingencies amounts referring to prior periods of the association with CB.

In 2013 the amount is comprised by: i) Expenses related to external consultants concluded on October 2013 amounting R$69, including: Expenses of R$58 referring to association expenses until June 30, 2013, R$55 referring to receivable write-off that were deemed as uncollectible and not subject of reimbursement by the parties; gain of R$57 referring to receivables considered, until now, as contingent assets; and other expenses of R$8 (note 1.3); and ii) Expenses of R$78 of indemnization effects to Via Varejo and CB;

c)                 Refers to expenditures incurred related to efforts for the IPO process of the subsidiary Cnova N.V., considered as non attributable to the transactions cost  of this operation;

d)                 Related to severance costs to Group´s executives and employees, which lay off was informed or done during 2013 and 2014, and represent an important change in the departments’ structure.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

30.    Financial result, net

	Parent Company		Consolidated
	12.31.2014	12.31.2013	12.31.2014	12.31.2013
Finance expenses:
Cost of debt	(514)	(477)	(687)	(600)
Cost of receivables sales	(98)	(94)	(1,110)	(895)
Monetary restatement	(115)	(132)	(237)	(238)
Other finance expenses	(88)	(66)	(161)	(103)
Total finance expenses	(815)	(769)	(2,195)	(1,836)

Finance income:
Profitability in cash and cash equivalents	94	120	417	375
Monetary restatement	102	117	247	256
Other finance income	5	7	23	12
Total finance income	201	244	687	643

Total	(614)	(525)	(1,508)	(1,193)

The hedge effects in 2014 and 2013 are disclosed in Note 19.

31.    Earnings per share

	12.31.2014			12.31.2013
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	-	-	-	161	89	250
Net income allocated available for common and preferred shareholders	820	450	1,270	517	285	802
	820	450	1,270	678	374	1,052

Basic denominator (thousands of shares)
Weighted average of shares	165	100	265	164	100	264

Basic earnings per thousands of shares (R$)	4.96661	4.51445		4.12670	3.75201

Diluted numerator
Net income allocated available for common and preferred shareholders	820	450	1,270	678	374	1,052
	820	450	1,270	678	374	1,052

Diluted denominator
Weighted average of shares (in thousands)	165	100	265	164	100	264
Stock call option	-	-	-	1	-	1
Diluted weighted average of shares (in thousands)	165	100	265	165	100	265
Diluted earnings per thousands of shares (R$)	4.95197	4.51276		4.11039	3.75092

Stock options issued by the subsidiary CNova N.V. were not considered in the diluted earnings per share because their effects are antidilutive

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

32.    Benefit plans

32.1.Pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining total obligations related to defined benefit plans:

Cdiscount
2014
Discount rate	2.20%
Expected rate of future salary increase	2.50%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of liabilities in the balance sheet

Cdiscount
2014
At August 1, 2014	5
Cost for the period	-
Actuarial gain or losses recognized in equity	2
At December 31, 2014	7

32.2.Defined contribution private pension plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid referring to the nine-month period ended December 31, 2014 is R$3 (R$4 at December 31, 2013), and employees contributions is R$7(R$5 at December 31, 2013); the plan had 921 participants at December 31, 2014 (1,012  at December 31, 2013).

33.    Insurance coverage

The insurance coverage at December 31, 2014 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property, equipment and inventories	Assigning profit	8,603	22,096
Profit	Loss of profits	4,507	8,628
Cars and other (*)	Damages	409	620

The Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$334.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

34.    Segment information

Management considers the following segments, as follows:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini-mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the banner “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the interim financial information, GPA financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, adding any product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker, When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability, Information about the segments is included in the following table:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations(*)		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Net sales revenue	26,415	25,538	8,326	6,273	22,674	21,746	8,175	4,297	65,590	57,854	(65)	-	65,525	57,854
Gross profit	7,549	7,107	1,208	914	7,355	6,690	845	393	16,957	15,104	(12)	-	16,945	15,104
Depreciation and amortization	(552)	(594)	(78)	(56)	(139)	(130)	(52)	(7)	(821)	(787)	-	-	(821)	(787)
Equity pickup	79	33	-	-	32	14	(3)	-	108	47	-	-	108	47
Operating income	1,556	1,032	233	194	2,123	1,626	91	97	4,003	2,949	-	-	4,003	2,949
Finance expenses	(886)	(852)	(71)	(46)	(1,035)	(815)	(249)	(155)	(2,241)	(1,868)	47	32	(2,194)	(1,836)
Finance income	335	375	20	23	356	264	23	13	734	675	(47)	(32)	687	643
Earnings before income and social contribution taxes	1,005	555	182	170	1,444	1,075	(135)	(44)	2,496	1,756	-	-	2,496	1,756
Income and social contribution taxes	(253)	(14)	(62)	(58)	(475)	(304)	54	16	(736)	(360)	-	-	(736)	(360)
Profit for the year	752	541	120	112	969	771	(81)	(28)	1,760	1,396	-	-	1,760	1,396
														-
Current assets	8,062	7,088	1,709	1,359	10,366	8,753	4,092	1,412	24,229	18,612	(96)	(3)	24,133	18,609
Noncurrent assets	13,691	12,717	1,492	2,457	5,283	4,376	1,506	550	21,972	20,100	(605)	(702)	21,367	19,398
Current liabilities	8,026	5,380	1,832	2,604	9,716	7,830	4,973	1,901	24,547	17,715	(699)	(705)	23,848	17,010
Noncurrent liabilities	5,314	6,300	235	279	1,571	1,699	52	7	7,172	8,285	(2)	-	7,170	8,285
Equity	8,413	8,125	1,134	933	4,362	3,600	573	54	14,482	12,712	-	-	14,482	12,712

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce	Total		Eliminations (*)		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2014	2013	2014	2013	2014	2013

Net sales revenue	26.415	25.538	8.326	6.273	22.674	21.746	5.747	4.297	2.428	65.590	57.854	(65)	-	65.525	57.854

Current assets	8.062	7.088	1.709	1.359	10.366	8.753	1.742	1.412	2.350	24.229	18.612	(96)	(3)	24.133	18.609
Noncurrent assets	13.691	12.717	1.492	2.457	5.283	4.376	851	550	655	21.972	20.100	(605)	(702)	21.367	19.398
Current liabilities	8.026	5.380	1.832	2.604	9.716	7.830	2.475	1.901	2.498	24.547	17.715	(699)	(705)	23.848	17.010
Noncurrent liabilities	5.314	6.300	235	279	1.571	1.699	17	7	35	7.172	8.285	(2)	-	7.170	8.285
Equity	8.413	8.125	1.134	933	4.362	3.600	101	54	472	14.482	12.712	-	-	14.482	12.712

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

34.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products, Total revenues are composed of the following types of products:

	12.31.2014	12.31.2013

Food	53.0%	55.0%
Non-food	47.0%	45.0%
Total sales	100.0%	100.0%

At December 31, 2014, capital expenditures were as follows:

	12.31.2014	12.31.2013

Food	1,110	1,447
Non-food	786	402
Total capital expenditures	1,896	1,849

35.  Subsequent events

35.1.Secondary listing on Euronext Paris

On January 21, 2015, Cnova announced that it received all approvals necessary from the Netherlands Authority for the Financial Markets (the “AFM”) and Euronext Paris and was granted a passport on its listing prospectus by the AFM to the French Autorité des marchés financiers for a secondary listing of its ordinary shares on the regulated market (marché réglementé) of Euronext Paris.  The Company did not issue or offer any new equity capital in conjunction with the listing.

35.2.Capital increase

At thew Board of Directors’ meeting held on February 12, 2015 the capital was increased by R$ 1, by stock options exercising of 22 (in thousands of shares) preferred shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 12/31/2014 (In units)

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.65%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.79%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
COFIDOL SAS *	-	0.00%	8,907,123	5.38%	8,907,123	3.36%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,483,052	93.89%	155,543,673	58.63%
TOTAL	99,679,851	100.00%	165,603,457	100.00%	265,283,308	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 12/31/2014 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR*	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC*	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT*	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%
(*) Foreign Company
SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA					Shareholding at 12/31/2014 (In units)

Shareholder/Quotaholder		Quotas			Total
		Number		%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA		3,585,804,572		85.62%	3,585,804,572	85.62%
GEANT INTERNATIONAL B.V.*		602,288,697		14.38%	602,288,697	14.38%
SPICE INVESTMENT 2000 S.A		1		0.00%	1	0.00%
TOTAL		4,188,093,270		100.00%	4,188,093,270	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Other information deemed as relevant by the Company - continued.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 12/31/2014 (In units)

Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,693	100.00%	3,633,544,693	100.00%
SPICE INVESTMENT 2000 S/A	1	0.00%	1	0.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SPICE INVESTMENT 2000 S/A			Shareholding at 12/31/2014 (In units)

Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	998	99.70%	998	99.70%
Board of Directors	3	0.30%	3	0.30%
TOTAL	1,001	100.00%	1,001	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 12/31/2014 (In units)

Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2014 and 2013

(In thousands of reais, unless otherwise stated)

Other information deemed as relevant by the Company - continued.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.97%	109,507,049	41.28%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	17,440	0.01%	17,440	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,465,610	93.88%	155,526,231	58.63%

Total	99,679,851	100.00%	165,603,457	100.00%	265,283,308	100.00%

Outstanding Shares	60,621	0.06%	155,465,610	93.88%	155,526,231	58.63%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2013

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	4,887,818	2.97%	104,507,048	39.52%

Management
Board of Directors	-	0.00%	10	0.00%	10	0.00%
Board of Executive Officers	-	0.00%	142,270	0.09%	142,270	0.05%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	159,510,350	96.81%	159,570,971	60.34%

Total	99,679,851	100.00%	164,773,034	100.00%	264,452,885	100.00%

Outstanding Shares	60,621	0.06%	159,510,350	96.81%	159,570,971	60.34%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 13, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.